================================================================================

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR MARCH 18, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


================================================================================

                                 EXHIBIT INDEX
                                 -------------

Item
----
1.  2002 Investor Fact Book

                                                                         ITEM 1



[CN LOGO]                                           A different kind of railroad


[PHOTO OF TRAIN]


2002 INVESTOR FACT BOOK

ALL FINANCIAL INFORMATION REFLECTED HEREIN IS EXPRESSED IN CANADIAN DOLLARS AND DETERMINED ON THE BASIS OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP). CANADIAN NATIONAL RAILWAY COMPANY IS SOMETIMES REFERRED TO AS "THE COMPANY," "CANADIAN NATIONAL," OR "CN." EXCEPT AS OTHERWISE NOTED, 2001 INCLUDES WISCONSIN CENTRAL TRANSPORTATION CORPORATION (WC) FROM OCTOBER 9, 2001.





CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for historical information, certain statements contained in this 2002 INVESTOR FACT BOOK may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors which may cause the outlook, the actual results or performance of the company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the following: general economic and business conditions, which may impact demand for the company's services, changes in, or compliance with government regulations (especially environmental laws and regulations), and other risks detailed from time to time in reports filed by the company with securities regulators in Canada and the U.S. including the company's 2001 annual information form and annual report, filed on Form 40-F with the U.S. Securities and Exchange Commission.

    This 2002 INVESTOR FACT BOOK has been filed with the various securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission and forms an integral part of the company's public file.

TABLE OF CONTENTS

 2      A Letter From Paul Tellier

 4      Financial and Statistical
        Highlights

 6      CN Company Profile

 8      CN-WC - A Natural Fit

12      CN-IC - After Two Years

14      Breakthrough Marketing
        Initiatives - Cooperating
        to Compete

18      The Service Plan

22      Traffic Density Map

24      Sales & Marketing

51      Investor Focus

62      Financial and
        Statistical Data

72      Corporate Information

75      Shareholder and
        Investor Information

2002 INVESTOR FACT BOOK

[PHOTO OF TRAIN ON TRESTLE]


                                                   2002 Investor Fact Book     1

Dear Investor

Here is the 2002 edition of our INVESTOR FACT BOOK. This is the 6th edition of a fact book for the investment community that describes the business of CN - where we've been and where we are going.

    CN is an innovative, industry-leading transportation company. Our railroad is the only one to reach three coasts in North America - ideally positioned to serve the NAFTA marketplace. CN, year after year, is delivering on its financial commitments to shareholders. This railroad continues to be the most efficient in North America with a strong balance sheet and good free cash flow. Our stock consistently outperforms the sector. In short, CN is a different kind of railroad.

    We are not like other railroads in North America. The way CN is structured, our unique service plan that allows us to run a scheduled railroad, our unyielding commitment to customer service and our remarkable achievements in asset utilization clearly set us apart from the competition. I encourage you to look at CN differently than you do other railroads in North America.

    CN is growing again. Last year, following approval by the U.S. Surface Transportation Board, we acquired the Wisconsin Central - a regional railroad serving Wisconsin, the upper Michigan peninsula and northwestern Ontario. While CN and WC had a long-term operating agreement in place, acquiring WC significantly strengthens our franchise and secures our transcontinental network.

    Last year, we also initiated marketing and operating agreements with CP, BNSF, CSX and UP to complement our strategic marketing alliance with KCS. These innovative moves offer real opportunities to further reduce operating costs and offer greater reach for our customers.



CN - A DIFFERENT KIND OF RAILROAD


2    Canadian National

    Today, CN has secured its position as the best railroad in North America. Since CN's IPO in 1995, the company has gone from being the worst railroad to being the best. This dramatic turnaround is unmatched in this industry. We've achieved this by focusing on service and meeting our customer commitments. Our structure empowers our people to strive for excellence. And the results are readily apparent.

    Our objective for tomorrow - to be the best transportation company in North America. Can we achieve it? Our history shows we can. And we have a record of doing what we say we'll do.

    We will continue to lead our industry and we will continue to create real value for our shareholders as the top-performing railroad in North America.

    CN is different. It's time to look at CN in a different light.




(signed)

Paul M. Tellier

PRESIDENT AND CHIEF EXECUTIVE OFFICER



[PHOTO]


                                                     2002 Investor Fact Book   3

FINANCIAL HIGHLIGHTS(1)(2)(3)                      1995        1996         1997        1998        1999         2000        2001
-----------------------------------------------------------------------------------------------------------------------------------
$ IN MILLIONS, EXCEPT PER SHARE DATA,
OR UNLESS OTHERWISE INDICATED
Revenues                                         $3,862      $3,911       $4,283      $5,137      $5,236       $5,428      $5,652

Operating expenses                                3,437       3,323        3,356       3,856       3,769        3,780       3,872

Operating income                                    425         588          927       1,281       1,467        1,648       1,780

Interest expense                                    194         113          117         331         314          311         327

Other income                                        148          44           24          23          55          136          65

Income from continuing operations(4)                398       1,055          469         598         746          879         978

Diluted earnings per share from
   continuing operations(4)                        2.48        6.14         2.72        3.09        3.71         4.39        4.92

Shares used in EPS calculations (MILLIONS)        160.9       171.7        172.4       193.4       202.5        202.8       201.0

Rail operating ratio (%)                           89.0        85.0         78.4        75.1        72.0         69.6        68.5

(1) 1995, 1996 AND 1997 FIGURES EXCLUDE ILLINOIS CENTRAL CORPORATION (IC) AND 1998 FIGURES HAVE BEEN PRESENTED ON A PRO FORMA BASIS WITH IC.

(2) 2001 INCLUDES WC FROM OCTOBER 9, 2001.

(3) EXCLUDES SPECIAL CHARGES AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING POLICY.

(4) EXCLUDES 2000 AND 2001 NON-RECURRING ITEMS.



FINANCIAL AND STATISTICAL HIGHLIGHTS


[GRAPH]

OPERATING INCOME
   $ IN MILLIONS

            1999
           1,467

            2000
           1,648

            2001
           1,780*

*EXCLUDING SPECIAL CHARGE


4    Canadian National

STATISTICAL HIGHLIGHTS(1)(2)                     1995         1996        1997        1998         1999        2000        2001
-----------------------------------------------------------------------------------------------------------------------------------
Route miles                                    17,918       17,124      15,292      16,911       15,777      15,532      17,986

Carloads (THOUSANDS)                            2,295        2,315       2,547       3,483        3,645       3,796       3,821

Gross ton miles (BILLIONS)                      204.1        208.3       228.4       263.5        274.5       288.2       293.9

Revenue ton miles (MILLIONS)                  105,487      107,470     119,534     138,669      143,613     149,557     153,095

Rail employees (AVERAGE FOR THE PERIOD)        26,951       24,064      22,800      24,993       23,493      22,457      22,668

Rail employees (AT END OF PERIOD)              23,999       21,589      21,081      22,653       21,563      21,378      22,868

Diesel fuel consumed
   (U.S. GALLONS IN MILLIONS)                     307          311         327         341          330         341         351

Average price per U.S. gallon                   $0.90        $1.02       $1.02       $0.87        $0.87       $1.24       $1.35

(1) 1995, 1996 AND 1997 FIGURES EXCLUDE IC AND 1998 FIGURES HAVE BEEN PRESENTED ON A PRO FORMA BASIS WITH IC.

(2) 2001 INCLUDES WC FROM OCTOBER 9, 2001.


[GRAPH]

OPERATING RATIO
           IN %

           1999
           72.0

           2000
           69.6

           2001
           68.5 *

* EXCLUDING SPECIAL CHARGE


[GRAPH]

      EMPLOYEES
    AVERAGE FOR
     THE PERIOD

           1999
         23,493

           2000
         22,457

           2001
         22,668


                                                    2002 Investor Fact Book    5

CN COMPANY PROFILE

CN is setting the standard for the North American rail industry as the most efficient and most effective transportation provider. CN has an operating ratio that is almost 14 points better than the average of other Class 1 roads in North America. The company is a financial leader as well, with strong free cash flow and earnings that continue to meet or exceed targets. The company's unique service plan is producing significant cost savings from improved asset utilization while delivering dramatic improvements in on-time service for customers.

    Over two years ago, CN began integrating the Illinois Central. That flawless process is providing shippers with more options and greater reach in the rapidly expanding market for north-south trade. CN further strengthened its position as North America's Railroad with the acquisition in 2001 of the Wisconsin Central. CN will adopt the same step-by-step process to integrate the WC as it did with the IC.

    Today, CN is the only railroad in North America to cross the continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts. Through marketing alliances with other railroads, CN customers have access to all three NAFTA nations. These service and marketing agreements link points across Canada and the U.S. Midwest with Mexico's largest rail network.

    Customers are responding to CN initiatives. Year-over-year carloads across the entire CN network grew by 1% in 2001 compared to the year earlier. Revenues for the same period grew by 4%.

    With the acquisition of the Wisconsin Central, CN now employs about 23,000 people and operates approximately 18,000 route miles of track generating annual revenues in 2001 of approximately Cdn$6 billion or US$4 billion.

    Revenues derive from the movement of a diversified and balanced portfolio of goods. In 2001, no one business unit accounted for more than 21% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2001, 58% of revenues came from U.S. domestic and transborder traffic, 24% from Canadian domestic traffic, and 18% from international traffic.

    CN originates more than 85% of traffic moving along its network. This allows the company to capitalize on service advantages, and build on opportunities to efficiently use assets.

     CN was privatized in 1995. The privatization transformed the company from a government Crown Corporation into an investor-owned company. As required by the CN Commercialization Act, there is a 15% ownership limit of CN common shares by any holder alone or with associates.


[GRAPH]

2001 DIVERSIFIED TRAFFIC PORTFOLIO
             % OF FREIGHT REVENUES

Grain and fertilizers           21
Forest products                 20
Intermodal                      18
Petroleum and chemicals         17
Automotive                      10
Metals and minerals             8
Coal                            6


[GRAPH]

1999 MARKET SHARE
        IN CANADA*
     % OF TONNAGE

CN    55
CP    45

* SOURCE: STATS-CAN,
RAIL IN CANADA, 52-216


[GRAPH]

2001 DESTINATION MIX*
      % OF PRO FORMA
    FREIGHT REVENUES

U.S. domestic
  and transborder    58
Canada domestic      24
International        18

* INCLUDES WC FROM
  JANUARY 1, 2001


6    Canadian National

[MAP OF CN RAIL LINES]


                                                    2002 Investor Fact Book    7

[MAP OF CN AND WC RAIL LINES]

CN-WC - A NATURAL FIT


8    Canadian National

Acquiring the Wisconsin Central railroad has been described as a `natural fit' for CN. This latest acquisition was a straightforward, end-to-end transaction that secures the link between CN's eastern and western routes and literally fits in the middle of the company's transcontinental network.

    CN and WC have worked closely together for many years under a long-term haulage agreement and the two companies shared many of the same customers. The WC territory has been formed into CN's sixth operating division and named the Wisconsin Central Division.

     The acquisition of WC is entirely consistent with CN's NAFTA strategy. Combining the two companies is a simple transaction and there are no 2:1 points along the network. With the Surface Transportation Board's approval of this union, CN gained operational and ownership control over a vital, rapidly growing trade corridor. CN acquired all the outstanding shares of WC for an acquisition cost of $1,297 million (US$831 million) and assumed WC's outstanding debt and liabilities.

    During the STB review process, CN received broad support for the transaction from shippers, local government officials, chambers of commerce and public agencies. The support for the deal exceeded the level of support CN received during the highly successful merger with the Illinois Central.

     Customers of the former WC will benefit from faster transit times, single-line service that reaches more markets and three coasts in North America, and the reliable, predictable on-time service that CN's scheduled rail operations provide. WC and CN share a strong commitment to customer service and the transaction will continue to deliver the kind of service shippers want.

    Tangible benefits for the company will come from combining the locomotive and car fleets. Older locomotives in the WC fleet will be retired and CN's focus on efficient asset utilization that has delivered astounding results will become the focus for the new division. Combined `back office' and other joint functions will also deliver operating synergies to CN.

A STEP-BY-STEP PROCESS

Integrating the new division into the broader CN network will follow the same proven process used to successfully integrate CN and IC. For customers that will mean no major operational changes. Essentially, the same people will continue to serve the same customers.

[PHOTO OF TRAINS]


                                                    2002 Investor Fact Book    9

    As with the CN-IC integration process, there will be no artificial timelines and safety will never be compromised. Only when people are trained and processes tested and proven will a system be `cut over' and the goals the company has set are its commitments that there will be no disruption of service and no negative impact on customers. CN's gradual, methodical approach to systems integration means better ways of doing business for customers with minimal impact to their business processes. To ensure seamless service for customers, the new division will continue to use the existing WC TCS computer system for at least the first year of integration.

    Through the CN Website, customers will have electronic access to all CN and former WC shipment locations as well as current status of their shipments. By late 2002, customers of the former WC will have access to a broader range of on-line services such as Internet-based shipping instructions, fleet tracking, a single point of contact for billing information, simplified routing instructions and complete CN trip plans over the entire network. Customers will also be able to submit bills of lading, receive invoices, remit payments and make service requests through one online information source.

SCHEDULED RAILROAD

The scheduled railroad concept is the key element in CN's service plan. Customer service is built around a precise schedule and product catalog. The process is entirely customer-driven. Each CN shipment is governed by a trip plan that details the movement of goods from origin to destination. And the CN trip plan is measured and quoted in hours not in days. The trip plans emphasize performance measurement from the customer's point of view because they are based on delivery time door-to-door. Through 2001, CN maintained better than 90% trip plan compliance and that level of service is the baseline for the new division.

A LEADER IN FOREST PRODUCTS

Forest and paper products represented more than a third of the revenues of WC. When combined with CN's already substantial forest products business unit, the company reinforces its position as the largest carrier of forest products and paper products in North America. Minerals and metals business made up about a quarter of the total revenues of the former WC.

ACCOUNTING TREATMENT

The company accounted for the merger using the purchase method of accounting. With the acquisition of the Wisconsin Central Transportation Corporation, CN acquired ownership

JANUARY 30, 2001         CN and WC announce proposed merger

APRIL 4, 2001            Proxy vote by WC shareholders approves merger

APRIL 9, 2001            CN and WC file application with the U.S. Surface
                         Transportation Board (STB) and Canada's
                         Competition Bureau

MAY 9, 2001              STB to review the application as a minor transaction

JULY 10, 2001            Canada's Competition Bureau clears the acquisition

SEPTEMBER 7, 2001        STB approves the acquisition

OCTOBER 9, 2001          Control date for the transaction - step-by-step
                         integration begins

TIMELINE


10    Canadian National
stakes in various international properties. CN's new 40.9% investment in English Welsh and Scottish Railway (EWS) which provides most of the rail freight services in Great Britain, is accounted for using the equity method of accounting. CN's 33% of Australian Transport Network Limited (ATN), a commercial rail freight business in Tasmania, is accounted for as "available for sale" because CN's intent is to sell this investment within one year. CN's 23.7% stake in Tranz Rail Holdings Ltd. which was also accounted for as "available for sale" at year-end 2001, was sold in late February 2002, for proceeds of approximately $70 million.

    The consolidated statement of income for the year ended December 31, 2001 included $129 million of revenues, $43 million of operating income and $11 million of other income from WC. The acquisition of WC contributed $17 million to CN's net income or $0.08 per diluted share.

WC LINES

[MAP OF WC LINES]

[PHOTO OF TRAIN]


                                                   2002 Investor Fact Book    11

CN-IC - AFTER TWO YEARS

On July 1, 2001, CN marked the second anniversary of its acquisition of the Illinois Central. The integration of the two railroads has gone smoothly at every stage. The combined CN-IC continues to deliver efficient, single-line service for shippers.

INFORMATION TECHNOLOGY - A SUCCESSFUL INTEGRATION

Two important undertakings highlight the success of Year Two. On October 1, 2000, CN implemented a single information technology system across the combined railroad. CN modified and upgraded its successful Service Reliability Strategy
(SRS) system and extended it to the former IC territory. The transfer to a single system occurred without incident and without service disruption. For shippers, the result was seamless and transparent, and overall, the single information system is providing improved service with a more efficient flow of information across the entire network.

    SRS is a set of advanced computer programs that allows the company to operate a scheduled transportation service and to track each car or intermodal unit as a separate shipment. The `cutover' to a single system was a total success and today, shipment tracking for the car inventory on the CN-IC territory continues with an accuracy rate of 99.8%.

    With the new system in place, CN offers customers single-line service with accurate up-to-date information about their shipments. And the same database of traffic information is readily available to CN employees across the network.


[GRAPH]

TRIP PLAN COMPLIANCE
             CARLOAD
           % ON-TIME

                1999
                81.3

                2000
                90.0

                2001
                90.4


12    Canadian National

SELLING THE DETROIT RIVER TUNNEL

Also during Year Two, CN sold its 50% interest in the Detroit River Tunnel to the Borealis Transportation Investment Trust. As a condition to approval of the CN-IC merger, the U.S. Surface Transportation Board requested that CN divest its share of the Tunnel. The other 50% is held by the CPR.

CUSTOMER FOCUSED

During the second year as a combined company, CN added new transportation services, continued to improve transit times for shippers, and more efficiently utilized its cars and locomotives. Unlike other railroads, CN runs a scheduled transportation service and the company quotes and measures transit times for shipments in hours not days. Customers have realized direct and tangible benefits from CN's dramatically improved car transit times as well as from greater service reliability and predictability. More and more, shippers are choosing CN as their carrier of choice.

STRONG FINANCIAL PERFORMANCE

These achievements are reflected in the financial performance of the company. Through Year Two, despite higher fuel costs and recessionary conditions in the economy, CN-IC continues to produce excellent financial results. Today, CN is clearly the best-run railroad in North America. An industry-leading operating ratio of 68.5% at the end of 2001 is setting the standard for the industry. A solid balance sheet, growing revenues and strong free cash flow all point to the success of the CN-IC combination and clearly set the company apart from the competition.

    CN has reported progress on the integration of CN-IC to the STB for two years. Following favorable assessments from the STB in December 2001, the Board discontinued its formal oversight process on this merger - three years ahead of schedule!

[PHOTO OF TRAIN]


                                                   2002 Investor Fact Book    13

BREAKTHROUGH MARKETING INITIATIVES
COOPERATING TO COMPETE

Railroads in North America compete head-to-head for the domestic and international freight business that moves on this continent. As well as competing with other railroads, CN must also compete with other transportation alternatives such as trucks and ships. Shippers demand predictable, reliable service and CN is delivering with its unique service plan that allows the company to run a scheduled railroad. To meet the ever-growing needs of customers, CN is continuing to find innovative service offerings that give shippers a real choice when choosing a transportation partner.

    Mergers and acquisitions have transformed CN into a true NAFTA railroad. But to offer customers the market reach they want, CN has looked at marketing alternatives to provide service and extended market reach that will encourage shippers to choose a rail option to meet their transportation needs.

    For CN, a new wave of breakthrough thinking following its two very successful mergers and the innovative marketing alliance with KCS has resulted in a series of joint co-operative agreements with other railroads. CN is collaborating with other railroads as hard as it competes with them to find new ways to better serve customers, reduce costs and grow the top-line. Examples of these recent agreements include:


14    Canadian National

CN-CP CO-PRODUCTION AGREEMENTS

In July 2000, CN and CP jointly announced groundbreaking agreements. Under one of the agreements, the railroads use `directional running' over a 155-mile (250-kilometer) stretch of track through the Fraser Canyon in western Canada with west-bound trains using the CN route and east-bound trains using the CP main line.

    Another agreement is a three-year deal providing CP with access to CN's efficient Toronto-Chicago main line. CP moves a minimum of 14 merchandise and/or intermodal trains per week over CN's line between Toronto and Chicago through the St. Clair Tunnel. In December 2001, CN and CP sold a portion of track through Niagara Falls, Ontario that generated cash for both railroads. As part of this accord, CP will use CN track to reach Buffalo, NY.

    These agreements provide CN with significant cost savings and revenue growth potential.

[TWO PHOTOS OF TRAINS]


                                                   2002 Investor Fact Book    15

CN-BNSF INNOVATIVE MARKETING

In October 2000, CN and BNSF jointly announced a new seamless service for shippers of agricultural products using routes in Illinois and Iowa.

    Under the arrangement, CN provides haulage service for BNSF between East Dubuque, Illinois and Cedar Rapids, Iowa, and BNSF provides haulage service for CN traffic between East Dubuque, Peoria and Centralia, Illinois.

    The arrangement reduces round-trip miles in the Iowa market to grain and oilseed processing areas as well as transit times and train volumes in the Chicago terminal area.

    In November 2000, CN and BNSF announced highly competitive, customer focused interline rail services for new carload traffic, with interline service linking western Canadian markets with those in Washington, Oregon, Idaho, California, Nevada, Utah, Arizona, New Mexico and El Paso-Sierra Blanca, Texas. The arrangement gives CN and BNSF the authority to market and price carload traffic originating on one carrier and terminating on the other without first having to negotiate movement terms and conditions. Customers receive simplified pricing and enhanced response times.

[PHOTO OF TRAIN]


16    Canadian National

CN-CSX JOINT
INTERMODAL SERVICES

In May 2001, CN and CSX introduced new intermodal services to connect major Canadian and U.S. markets. The CN-CSX deal offers shippers highly competitive, five-day service for coast-to-coast intermodal traffic moving between Vancouver, BC and New York City (Kearney, NJ). Other key lanes include Toronto-Florida (four days) and Toronto-New York (two days).

Shippers benefit from one-stop intermodal shopping under this truck-competitive service with truck-competitive reliability. CN and CSX have the ability to `through-price' originating traffic destined to points on either network, which will result in improved pricing response time. Shippers also enjoy efficient `steel-wheel' interchange of intermodal traffic at the Chicago and Buffalo gateways.

CN-UP JOINT
INTERMODAL SERVICES

In September 2001, CN and Union Pacific Railroad (UP) announced a new joint intermodal service for NAFTA traffic moving in and out of Mexico and south Texas. CN customers located in Canada, New England, and the Detroit area now enjoy coordinated service to and from UP's terminals at Houston and Laredo, TX. A direct connection at Laredo with Mexican railroad Grupo Transportacion Ferroviaria Mexicana (TFM) provides seamless service to and from Mexico City; and UP's "Passport" program, which combines rail transport with cross-border trucking out of the Laredo terminal, provides blanket coverage of northeast Mexico, including the critical "maquiladora" region along the border. Service is available on either a door-to-door or ramp-to-ramp basis, and includes access to high-cube, 53' containers. With all these options, the new CN-UP service offers shippers a very competitive alternative to truck transportation in this important NAFTA corridor.

[INTERMODAL PHOTO]

[MAP OF INTERMODAL TERMINALS]


                                                   2002 Investor Fact Book    17

THE SERVICE PLAN

CN OPERATES A SCHEDULED SERVICE. THIS UNIQUE APPROACH TO RUNNING A RAILROAD SETS CN APART FROM THE REST AND MEANS UNPRECEDENTED ON-TIME DELIVERY FOR CUSTOMERS AND DRAMATIC OPERATING GAINS FOR THE RAILROAD. NO OTHER CLASS 1 IS RUNNING A SCHEDULED RAILROAD TODAY LIKE CN.

"CN IS A DIFFERENT KIND OF RAILROAD - WE FOCUS ON DELIVERING EACH INDIVIDUAL SHIPMENT FOR A CUSTOMER, WHEN WE PROMISED."

E. HUNTER HARRISON

It is the unique CN service plan that is key to offering a scheduled service. Running a scheduled railroad means that trains leave and arrive at terminals according to a published timetable. As a result, CN can deliver service improvements and operating efficiencies without the kinds of service disruptions that have too often plagued the industry in North America. The people at CN have a passion for operating trains on schedule. When the service plan was developed, the company analyzed traffic patterns, created trip plans and designed a modified train plan to satisfy the needs of shippers, and that would minimize the number of times a car is handled enroute. The CN way is working!

    Two key factors about the service plan set CN apart from other railroads. In the CN plan, each car has a `trip plan' that directs the shipment from origin to destination - dock-to-dock. The difference with the CN service plan is that the company has a focus on cars and shipments - other railroads focus on trains. The other factor that makes CN different - transit times for shipments are measured in hours, not in days. Today, the CN service plan directs shipments over more than 16,000 routings across the company's network.

IMPROVED TRANSIT TIMES

Customers that ship with CN expect their goods to arrive on time, every time. And CN is delivering. Through 2001, trip plan compliance was above 90%. Virtually every shipment arrived at a customer's dock when promised. The company maintains an on-time delivery target of 95% for 2002.

    CN continues to make improvements to service and transit times and continues to operate yards


18    Canadian National
and terminals with greater precision than ever before. The railroad is working well and customers are seeing the benefits. CN continues to tighten connections and switching schedules designed to reduce the time a shipment takes to reach its destination. More and more, selected CN services are truck competitive and shippers are responding by choosing CN to be their transportation provider.

    The entire network operates with precision. There is greater operating discipline across the company. This discipline and precision represent a marketing opportunity for CN. Today, CN is able to offer a range of service options to shippers. CN markets service quality not price-for-distance.

ASSET UTILIZATION-LOCOMOTIVES

With trains moving on schedule, the company has been able to turn its attention to assets. Locomotives are a very expensive asset, and CN recognized that locomotives could be managed more efficiently within a scheduled operating service. The CN service plan, with its focus on the effective and efficient utilization of assets, has delivered real results. Since early 1998, CN has reduced its active locomotive fleet from 2,300 units to 1,500 units (excluding
WC) at the end of 2001. While the company is operating significantly fewer locomotives, CN continues to move more freight - a productivity gain that is seen in the company's operating ratio - the lowest in the industry.

    Reductions in the number of locomotives come from the replacement of lower horsepower locomotives with new high horsepower locomotives such as the 40 new GE 4400 hp locomotives acquired at the end of 2000. In March 2002, CN announced that it would acquire an additional 60 new state-of-the-art GE 4400 hp locomotives that would be delivered in phases to be completed by the end of 2004. This kind of fleet improvement allows the company to cascade equipment to match power needs more effectively. Older and lower power equipment can be sold, leased out, or retired, thereby improving the overall efficiency of CN's equipment.

    CN measures the productivity of the locomotive fleet by Gross Ton-Miles per Available Horsepower (GTM/HP). This is a measure of the productivity of the active locomotive fleet and its ability to move the highest level of traffic with the fewest number of locomotives and most effective matching of horsepower to need. By the end of 2001, the company recorded a 40% cumulative increase in GTM/HP over the last three years.


[GRAPH]

            CAR FLEET
CAR MILES PER CAR DAY

                Q1 00
                  144

                Q2 00
                  158

                Q3 00
                  164

                Q4 00
                  161

                Q1 01
                  147

                Q2 01
                  160

                Q3 01
                  162

                Q4 01
                  166


[GRAPH]

      LOCOMOTIVE FLEET
GTM'S PER AVAILABLE HP

                 Q1 00
                   257

                 Q2 00
                   259

                 Q3 00
                   260

                 Q4 00
                   258

                 Q1 01
                   258

                 Q2 01
                   261

                 Q3 01
                   264

                 Q4 01
                   265


                                                   2002 Investor Fact Book    19

    Some of the initiatives the company is using to further improve locomotive efficiency include combining smaller trains to more effectively utilize powerful new equipment. CN is extending the length of sidings to allow long trains to operate in both directions.

    As the company integrates the operations of the Wisconsin Central, locomotive productivity gains from extended haul, longer trains and introduction of CN's unique operating practices will reduce the size of the WC fleet generating more savings for the company.

ASSET UTILIZATION-RAILCAR FLEET

CN has achieved significant improvements in the utilization of its locomotive fleet, and in 2001 the company directed its attention to achieving greater efficiency with its fleet of railcars. The focus on railcar usage has identified inefficiencies and delays that occur at loading, in transit, during unloading and with the return of empties for the next shipment. The scheduled service concept has allowed the company to make dramatic improvements in round trip transit times for cars and with these improvements, the company actually needs fewer cars to meet the needs of customers.

    At the beginning of 1998, the combined CN and IC fleet was 82,900 railcars. At the end of 2001, CN had reduced its active car fleet by more than 20,000 cars to 61,500, representing a 26% reduction. Through 2001, the company returned 2,525 leased railcars and retired or scrapped a further 1,330 railcars.

    CN is moving more traffic for its customers - and it is moving the traffic with fewer railcars because of the company's unique service plan. Fewer cars also means less congestion in yards and sidings, further improving the time required to switch in yards. Since 1999, yard productivity at CN has improved over 30%.

    Customers also win with a more efficient utilization of rail-cars. Some CN customers own the railcars needed to carry their specific commodity. These customers are able to reduce their fleets because of CN's faster transit times and reliable, on-time service. Reductions in fleet size translate to significant annual savings for CN's customers.

    By the end of 2001, railcar velocity, a measure of productivity in car miles per day, reached a cumulative increase of 25% over the last three years.


[GRAPH]

ACTIVE LOCOMOTIVE FLEET

                 Dec 98*
                  1,762

                 Dec 99
                  1,645

                 Dec 00
                  1,611

                 Dec 01**
                  1,500

* PRO FORMA TO INCLUDE IC
    AS OF JANUARY 1, 1998

           ** EXCLUDES WC


[GRAPH]

      ACTIVE CAR FLEET

                Dec 98*
                72,200

                Dec 99
                68,900

                Dec 00
                67,700

                Dec 01**
                61,500

* PRO FORMA TO INCLUDE IC
    AS OF JANUARY 1, 1998

           ** EXCLUDES WC


20    Canadian National

GUARANTEED CAR PLANS

The company's intense focus on assets and especially on railcar utilization identified inefficiencies in car supply that led directly to an innovative approach by CN called the Guaranteed Car Supply program. Through the program, CN guarantees to deliver the number of cars a customer requests by a specified date. The customer agrees to load and ship the cars again by a specified date. Both CN and the customer face financial penalties should they fail to meet their commitments.

    CN customers benefit from a guaranteed supply of cars that directly impacts their production and logistics management processes. CN benefits because the advanced ordering of cars and agreed shipment dates permit much more accurate assessment of demand and car distribution. It also means an overall reduction in short notice orders. And it means fewer customers over ordering cars to ensure they have sufficient equipment to meet their needs, a common situation with most railroads.

    Currently, CN includes more than 30,000 railcars in its guaranteed car program. Customers can pre-order a wide variety of car types to meet their specific needs including single-door boxcars, bulkhead flats, paper/paper-board boxes, standard flats, gondolas, and centerbeam cars.

    CN is accepting more than 25,000 guarantee car order requests per month and delivering better than 96% of all `guaranteed' cars on the order date.

    The company also intends to have up to 50% of car ordering done through the internet by customers participating in the Guaranteed Car Supply program in 2002.

[PHOTO OF TRAIN]


[GRAPHIC]

       CARS ON-LINE

             Dec 98*
            117,200

             Dec 99
            116,300

             Dec 00
            114,400

             Dec 01**
            101,600

* PRO FORMA TO INCLUDE IC
    AS OF JANUARY 1, 1998

           ** EXCLUDES WC


                                                   2002 Investor Fact Book    21

[AVERAGE TRAFFIC DENSITY MAP - WESTERN NORTH AMERICA]


AVERAGE TRAFFIC DENSITY MAP


22    Canadian National

[AVERAGE TRAFFIC DENSITY MAP - EASTERN NORTH AMERICA]


                                                   2002 Investor Fact Book    23

SALES & MARKETING
GROWING TO MEET CUSTOMER COMMITMENTS

CN IS A DIFFERENT KIND OF RAILROAD - WITH A DIFFERENT APPROACH TO SALES AND MARKETING. THE RESULTS: STRONG GROWTH AND A GROWING TREND BY SHIPPERS TO CHOOSE CN AS THEIR TRANSPORTATION PARTNER.

The company is focused on growth and employs a two-pronged strategy to increase market penetration.

    First, CN is focused on providing a quality transportation product at a fair price. The better the quality of service, the more likely it will be able to gain market share.

    Secondly, through acquisitions and strategic alliances, CN can penetrate markets that the company does not directly serve. By creating single-line service to more markets, CN can better serve customers and offer them more transportation alternatives.

[GRAPH]

  2001 FREIGHT REVENUES
          $ IN MILLIONS

  Grain and fertilizers
                  1,161

        Forest products
                  1,088

             Intermodal
                    969

Petroleum and chemicals
                    923

             Automotive
                    520

    Metals and minerals
                    458

                   Coal
                    338


24    Canadian National

ORGANIZED FOR SUCCESS

The Sales and Marketing group is organized differently from most railroads. Business units, organized along commodity lines, are responsible for marketing and pricing. National account sales are also within the business units. In addition, each division has a sales team that manages smaller, more regional customers as well as look for new customers that have typically not used rail services.

    CN has changed the Sales and Marketing paradigm just as it did in operations. Today, CN sells service - and it is delivering on that service promise with on-time performance exceeding 90% dock-to-dock. This new approach allows the railroad to grow while cutting costs.

    CN competes on service not on price. And the company is growing because it is competitive with all modes of transportation.

    The following sections describe in greater detail the growth potential and recent successes of each of the business units.

[PHOTO OF TRAIN]


                                                   2002 Investor Fact Book    25

PETROLEUM & CHEMICALS

"CN'S GOAL IS TO CONDUCT OUR BUSINESS IN FULL COMPLIANCE WITH THE MOST DEMANDING STANDARDS TO ENSURE THE SAFETY OF OUR EMPLOYEES AND THE COMMUNITIES WHERE WE OPERATE. THIS IS A LONG-TERM COMMITMENT THAT WE WILL KEEP!"

PAUL M. TELLIER

OVERVIEW

Petroleum & Chemicals is CN's fourth largest business unit. In 2001, revenue for this business unit was up 3% over the previous year. The weak economy affected a number of commodity sectors, including plastics and chemicals. Commodities destined for Asia through Vancouver experienced overall weakness. A new all-time low price for sulfur cut 2001 revenue for this commodity by one third compared to the previous year. In addition, a number of plants on the CN network were not running at full capacity due to lack of demand.

    Both customers and the railroad have benefited from productivity gains and from single-line access to all major production areas and markets.

    As new plants come on stream and as CN introduces innovative service products and pricing strategies, the outlook for this business unit remains strong. The CN network is ideally positioned to grow in step with shipper expansion.

RUNNING A SAFE OPERATION

CN's dedication to safety and its commitment to the principles of Responsible Care(R) are reflected in the company's position as an industry leader in the safe transportation of hazardous materials. On-time performance and running a safe operation means that CN is the carrier of choice for many chemical shippers.

    In May 2001, the Canadian division of the Responsible Care(R) program certified the Petroleum & Chemicals business unit. The program is a management system designed for long-term continuous improvement in the transporta-


[GRAPH]

    CARLOADS
IN THOUSANDS

        1999
         494

        2000
         512

        2001
         519


[GRAPH]

  2001 COMMODITY BREAKDOWN
             % OF REVENUES

Petroleum and plastics  53
             Chemicals  47


26    Canadian National
tion of petroleum and chemical products. The various program elements focus on employee health and safety, the environment, transportation of dangerous goods, emergency response and community out-reach.

SERVING NORTH AMERICA

Geographically, CN serves the major producing regions of Louisiana and Alberta as well as Sarnia in eastern Canada. The New Orleans - Baton Rouge corridor is adding new plant capacity that will translate into more traffic from this region. Alberta is a major center for petrochemicals, plastics and sulfur with most of the production facilities in the region using local natural gas feedstocks. Sarnia and Montreal are significant petrochemical complexes in eastern Canada. The tables on the following pages list recently completed or planned expansions at petroleum and chemical plants served by CN.

    The business unit serves a wide range of commodities including chemicals, plastics, petroleum, LPG and sulfur. Virtually all - 95% - of petroleum and chemical traffic carried by CN is transported in customer-owned or customer-leased rail-cars. CN is required to maintain only a small fleet of cars to meet customer needs.

    Through the company's extensive network of CargoFlo transload facilities, CN provides a seamless, door-to-door service for customers. This service includes product transfer, inventory management, warehousing and bagging for those customers requiring a complete logistics solution.

A SCHEDULED RAILROAD

CN's scheduled service means faster transit times, better on-time performance and dramatic advances in asset utilization.

    CN's superior on-time performance and faster turnaround times for railcars position customers to reduce their overall transportation costs. CN service means customers can better manage their logistics chain through lower equipment lease costs, inventory in transit, safety stock at destination and recovery trucking charges. As a result of CN's fast, reliable service, customers shipping with CN enjoy a cost advantage over their competitors and can often use this advantage to enter more markets.

[PHOTO OF PETROLEUM CARS]


                                                   2002 Investor Fact Book    27

PETROLEUM & CHEMICALS

[MAP OF WESTERN CANADA EXPANSION]

WESTERN CANADA EXPANSION

    COMPANY                SITE                 COMMODITIES       YEAR
1   Suncor                 Tar Sands, AB        Sulfur            2001

2   UCC/Dow                Prentiss, AB         Polyethylene      2001

3   Nova                   Joffre, AB           Polyethylene      2001

4   BP-Amoco               Joffre, AB           Alpha Olefin      2001

5   Williams/Energy        Redwater, AB         Liquid Gases      2001
                                                Propylene         2002

6   Keyspan Energy         Edmonton, AB         Liquid Gases      2002

[MAP OF U.S. GULF EXPANSION]

U.S. GULF EXPANSION

    COMPANY                      SITE                     COMMODITIES             YEAR
7   ExxonMobil Chemical          Baton Rouge, LA          Polyolefin              2001

8   BASF Chemical                Geismar, LA              Liquid Chemicals        2001-2002

9   Rubicon Chemical             Geismar, LA              MDI, TDI                2000

10  Vulcan Chemical              Geismar, LA              Chlorlacali             2000

11  Shell Chemical               Geismar, LA              Various Chemicals       2001-2002

12  IMTT Liquid Terminal         St. Rose, LA             Methanol                2001

    RAIL BUILT-IN CONNECTION OF CN TO:

13  Petro United Liquid          Convent, LA              Liquid Chemicals        2002
    Terminal

14  ICOM Liquid Terminal         Convent, LA              Liquid Chemicals        2003


28    Canadian National

[MAP OF EASTERN CANADA EXPANSION]

EASTERN CANADA EXPANSION

    COMPANY                     SITE                  COMMODITIES       YEAR
15  Sable Island Gas Field      Pt. Tupper, NS        Liquid Gases      2001

16  Irving Oil                  Saint John, NB        Refinery          2000

17  Ultramar                    Quebec City, QC       Refinery          2002

18  Interquisa                  Montreal, QC          PTA               2002

19  Coastal                     Montreal, QC          PetChem Acid      2002

20  Shell                       Montreal, QC          PTA               2003

    INTERCONNECTED PETROLEUM UNIT TRAIN TO:

21  New Brunswick Distribution Center                                   2000

22  Eastern Ontario Distribution Center                                 2002

[PHOTO OF PETROLEUM CARS]


                                                   2002 Investor Fact Book    29

FOREST PRODUCTS

OVERVIEW

The Forest Products business unit comprises two primary market segments - lumber and panels, and pulp and paper. Overall, this business unit accounted for 20% of total CN freight revenues in 2001.

    CN is the largest carrier of forest products commodities in North America. Adding the former Wisconsin Central territory to CN effectively deepens this franchise. The addition of WC offers extended haul for Wisconsin-based customers to markets in the southern U.S. The combined fleet of specialized pulp and paper railcars will be much more efficiently used and will deliver operating synergies.

    Through 2001, business unit revenues increased by 8% over the previous year, on similar carloads. Softer demand for commodities such as newsprint - down 5% in 2001 - was offset by gains in market share, taken particularly from trucks.

    The pulp and paper business is linked to economic conditions, primarily in the United States. Favorable economic conditions increase demand for advertising space and special inserts in newspapers and magazines. Recent declines in demand for advertising space and the price-inventory corrections in the newsprint, paperboard and specialty papers markets created softer demand in the last quarter of 2000 and all of 2001.

    Running a scheduled railroad with improved service has helped CN attract new business that had previously moved by truck. The result has been relatively solid performance for pulp and paper traffic in spite of recessionary conditions.

    Although demand for forest products tends to be cyclical, CN's geographic advantages and diversity of products it carries help balance market fluctuations. The softer economy in the second half of 2001 and the continuing Canada/U.S. soft wood lumber dispute, contributed to the 3.5% decline in lumber shipments in 2001.

CAR GUARANTEE PROGRAM

In 2000, CN launched an innovative `car guarantee' program for 73-foot center-beam flat cars for lumber. The program provides customers with car supply certainty that enables them to more effectively manage their inventory and supply chain costs. Under the program, CN guarantees to deliver cars to the customer on an agreed date and schedule. The customer agrees to load and prepare the cars for shipping by specified dates. The program allows CN to better forecast demand and car cycles and results in dramatic improvements in asset utilization.


[GRAPH]

    CARLOADS
IN THOUSANDS

        1999
         481

        2000
         486

        2001
         501


[GRAPH]

2001 COMMODITY BREAKDOWN
           % OF REVENUES

             Lumber   32
             Fibers   28
             Paper    28
             Panels   12


30    Canadian National

    In the second quarter of 2001, CN expanded the car guarantee program to include standard boxcars used for forest products customers. By the end of the third quarter, all car types used for forest products shipments were included in the program.

    Guaranteeing the delivery of empties delivers benefits for shippers, receivers and the railroad. The car guarantee program is a logical extension of CN's commitment to reliable, predictable service.

INTO 2002

The outlook for lumber and panels into 2002 remains mixed. North American housing starts should remain strong. However, the impact of the continuing softwood lumber dispute between Canada and the United States will continue to cause uncertainty in the marketplace until the dispute is resolved. Nevertheless, CN continues to benefit from the marketing alliance with KCS and the addition of the Wisconsin Central division will create potential new market opportunities for WC-served lumber producers, and will improve CN's ability to compete for the movement of lumber into markets on the WC division.

    CN is the leading North American carrier of oriented strand board (OSB) in the panels marketplace. OSB, an alternative to plywood, should continue to show strong growth going forward. New OSB mills opened in western Canada in 2001, producing significant new volume opportunities for CN to carry the product to the U.S. market. The new plants are expected to be shipping at design capacity through 2002.

    The company continues to increase capacity for the movement of pulp and paper and to maximize the benefits of the marketing alliance with KCS to reach into the U.S. Southwest. An example of the success CN has achieved is the stability of shipments in the newsprint sector even during a cyclical downturn in overall volumes. CN's shipments of pulp and paper are expected to increase through 2002 as the company capitalizes on its extended franchise and as the benefits of running a scheduled railroad attracts more business from trucks.

[TWO PHOTOS OF FLATCARS HAULING LUMBER PRODUCTS]


                                                   2002 Investor Fact Book    31

FOREST PRODUCTS
CUSTOMER LOCATIONS


[MAP OF FOREST PRODUCTS CUSTOMER LOCATIONS]


CN NOW SERVES PLANTS ACROSS NORTH AMERICA.


[PHOTO OF FOREST PRODUCTS]


32    Canadian National

GRAIN AND FERTILIZERS

THE GRAIN AND FERTILIZERS BUSINESS UNIT REPRESENTS A DIVERSIFIED PORTFOLIO OF COMMODITIES AND DESTINATION MARKETS - BOTH DOMESTIC AND EXPORT. IN 2001, GRAIN AND FERTILIZERS GENERATED 21% OF TOTAL CN FREIGHT REVENUES WITH GRAIN ACCOUNTING FOR 78% AND FERTILIZERS THE REMAINING 22%.

GRAIN

The grain business for CN is the transportation of crops, grains and processed grain products from western Canada and the U.S. Midwest. In 2001, Canadian grain accounted for 67% of CN's overall grain business and U.S. grains contributed 33%.

    Canadian grain carried by CN is dominated by wheat, barley, canola seed, peas and processed products produced in western Canada. The company's U.S. grains business is predominantly the movement of corn and soybeans on the wholegrain side and soybean meal, various oils, sweeteners and starches on the processed products side.

    The majority of western Canadian grain carried by CN is destined primarily for overseas markets although the company continues to increase shipments to Canadian domestic markets and to continental markets in the United States and Mexico. Approximately 70% of U.S.-grown corn carried by CN is destined for domestic American markets. The remainder is carried to export terminals. The U.S. domestic market accounts for approximately 55% of CN's soybean shipments, with the remainder destined for export markets.

CANADIAN GRAIN - OVERVIEW AND BUSINESS DRIVERS

Canadian grain traffic is dependent on production levels, crop yields and quality, and the ability to sell the product in overseas markets. The mix of crops and the acres seeded to various grains contributed to crop production.

    Canada's commodity mix can vary significantly from year to year, but is continuing to expand beyond the more traditional cereal grains - wheat and barley. The amount of oilseeds, oilseed products and specialty crops such as peas, produced by Canadian farmers, continues to grow.


[GRAPH]

    CARLOADS
IN THOUSANDS

        1999
         542

        2000
         567

        2001
         590


[GRAPH]

2001 COMMODITY BREAKDOWN
           % OF REVENUES

         Food grain   31
           Oilseeds   24
         Feed grain   23
             Potash   12
        Fertilizers   10


                                                   2002 Investor Fact Book    33

GRAIN AND FERTILIZERS

CAPITALIZING ON EXTENDED MARKET REACH

Today, the single-line service created when CN acquired the Illinois Central and through the company's Marketing Alliance with the Kansas City Southern railroad, new opportunities were created for Canadian grain companies to access the southern U.S. and Mexico.

    The Marketing Alliance provides similar service and access to the rapidly expanding Mexican market.

    CN shipments of Canadian grain to Mexico and the southern U.S. continue to show steady increases and offer strong growth potential. Alliance grain traffic in 2001 was 23% ahead of the previous year.

ORIGINS AND GROWING MARKET SHARE MAKE A DIFFERENCE

CN's efficient operations, innovative service offering and extended single-line reach have resulted in growing market share.

    CN has been successful in capturing an increasing share of grain shipments to eastern Canadian processors and ports. Typically, this traffic would move by rail to the inland Port of Thunder Bay and then by lake freighter to port facilities on the lower St. Lawrence. The company has also been successful in diverting traffic from ocean-going ships to Mexico with a competitive direct rail option.

    The company is diverting intra-Prairie feed grain traffic from trucks to rail. Competitive rates and efficient service supporting destination transload facilities in southern Alberta mean CN is carrying more feed grain from Saskatchewan and Manitoba.

    CN has also been successful in accessing more destination markets through innovative marketing arrangements with other U.S. carriers. For example, an arrangement with BNSF means CN is now moving corn from the U.S. Midwest to markets in Texas.

    Growth in CN's Canadian grain business is a result of strategic investments in a network of high-throughput elevators on the company's lines in western Canada.

    Investing in high-throughput elevators enables CN to gain market share and to significantly improve asset utilization and service efficiency. Consolidating loading points and increasing volumes loaded at these new elevator locations mean CN can use large multi-car blocks and reduce the costs of handling grain. High-throughput elevators are modern


[GRAPH]

CANADIAN GRAIN SUPPLY
IN MILLION TONNES

                      98/99   99/00   00/01   01/02*  Five Year
                                                      Average
Beginning stocks        9.7    11.9    13.9    13.6     12.5
Production             48.4    52.5    50.8    39.4     50.8
Exports                20.5    24.6    24.2    22.6     24.2

Harvested acres        21.9    21.4    21.6    20.6     21.6

            (GRAIN INCLUDES, WHEAT, BARLEY, OATS AND CANOLA)

                                                 * ESTIMATES
                                  SOURCE: AGRICULTURE CANADA


34    Canadian National
facilities with a minimum of 25-car sidings and with a 10,000-tonnes storage capacity.

    To further improve grain-handling efficiencies, CN works closely with customers in planning the logistics of moving grain. For licensed storage and handling facilities, CN offers an Efficiency Payments Program. This program provides improved rates for customers loading multi-car blocks for shipments of grain, crops or products from one origin to one destination. The rate differentials are designed to encourage shippers to adopt configurations and practices that allow CN to operate more efficiently with reduced car handling at the facility and in its yards. The shipper gains from a reduced rate and CN realizes gains in efficiency and reduced switching costs.

    In 2001, almost 60% of CN's western Canada grain business originated from high-throughput elevators and more than half of all grain shipments were loaded in 50 or 100 car blocks.

    Another CN innovative service offering is the GrainTrain (GT) series of products. These are guaranteed advance car ordering programs developed and implemented over the past few years. GT programs provide rate incentives and penalties for both CN and the shipper. CN guarantees car supply and delivery window. The shipper agrees to load and ship the guaranteed cars to meet a target window. The programs reward logistics management and efficient loading and shipping practices.

    A similar program in the U.S. called `Car Auction Program' allows CN customers to bid on cars for specific WANT dates with guaranteed placement of equipment for loading. In addition, CN's Export Programs have been developed to cover a longer period


[GRAPH]

U.S. GRAIN SUPPLY - SOYBEANS
IN MILLION BUSHELS

                      98/99   99/00   00/01   01/02*  Five Year
                                                      Average
Beginning stocks        200     348     290     248     231
Production            2,741   2,654   2,758   2,891   2,644
Exports                 805     973   1,000     990     907

Planted acres          72.0    73.7    74.3    74.1    70.8
Harvested acres        70.4    72.4    72.4    73.0    69.5

FARM PRICE            $4.93   $4.63   $4.55   $4.30   $5.58

US$ PER BUSHEL

                                                * ESTIMATES
                                           SOURCE: U.S.D.A.


[GRAPH]

U.S. GRAIN SUPPLY - CORN
IN MILLION BUSHELS

                      98/99   99/00   00/01   01/02*  Five Year
                                                      Average
Beginning stocks      1,308   1,787   1,718   1,899   1,224
Production            9,759   9,431   9,968   9,238   9,520
Exports               1,981   1,937   1,940   1,975   1,831

Planted acres          80.2    77.4    79.5    75.8    79.2
Harvested acres        72.6    70.5    72.7    68.8    72.2

FARM PRICE            $1.94   $1.82   $1.85   $2.00   $2.15

US$ PER BUSHEL

                                                * ESTIMATES
                                           SOURCE: U.S.D.A.


                                                   2002 Investor Fact Book    35

GRAIN AND FERTILIZERS

of time to enable CN to fully benefit from the efficient cycling of grain trains.

    Program initiatives such as the GT products, tighter `pipeline' management by corridor, and large multi-car blocks, together with continuous improvement in asset utilization, have resulted in noticeable reductions in car cycle times across CN's grain business.

BUSINESS INITIATIVES - 2002

CN will continue to find new market opportunities for its grain business in the southern U.S. and in the rapidly expanding markets in Mexico. Due to a much smaller grain crop in 2001/2002, volumes will be significantly slower than in the two previous years. The company is incorporating WC grain shippers in various programs, both domestic and export, to provide these shippers with expanded market access beyond their traditional Chicago market.

    The grain business on both sides of the border will focus on asset utilization and innovative service offerings to continue to reduce the cost of handling and carrying grain.

CANADIAN GRAIN REGULATORY ENVIRONMENT

Canadian government legislation that establishes the maximum revenue CN can earn for the transportation of Canadian grain came into effect August 1, 2000. The legislation covers western Canadian grain carried for export through the ports of Vancouver, Prince Rupert and Thunder Bay. The revenue cap that replaced the former distance-based maximum rate scale allows rate flexibility to encourage efficient handling and loading at elevators.

    The maximum revenue CN can earn is indexed annually for railroad input price increases. A3.5% increase for the 2001-2002 crop year came into effect August 1, 2001.

[PHOTO OF TRAIN ON TRESTLE]


36    Canadian National

FERTILIZERS

The primary focus of CN's fertilizer business is the transport of potash from major mines in Saskatchewan and from a major production facility on Canada's east coast. Virtually all Canadian potash moves by long haul rail to markets in the United States and for export overseas. CN also serves large U.S. producers of urea, NH3 and other fertilizers. Transporting Canadian fertilizers accounted for 85% of CN's fertilizer business, while U.S. fertilizers contributed 15% in 2001.

LOCATION - LOCATION - LOCATION

CN is well positioned to serve the major producers of fertilizers in both Canada and the United States. CN's potash customers can supply existing market demand for their product and can respond to any increased demand.

    The market for nitrogen fertilizers remains volatile. While CN-served nitrogen producers are among the most productive in North America, there is strong competition from offshore. Because CN serves all three coasts in North America, the company is well positioned to meet the transportation needs of both domestic and offshore producers by serving a variety of ports with good access to Canadian and American consumption areas. For example, CN's IC Rail Marine Terminal at Convent, LA can directly transfer import fertilizers from ships and barges to railcars for distribution within North America.

    CN's network is ideally situated to grow its share of the fertilizer market. More than 40% of the total North American consumption of potash and nitrogen fertilizers is located within 100 miles of CN's network.

[PHOTO OF TRAIN]

[PHOTO OF FERTILIZER FACILITY]


                                                   2002 Investor Fact Book    37

INTERMODAL

OVERVIEW

Intermodal is traffic that is either in a container (COFC) or in an over-the-road trailer (TOFC) and can be moved by any combination of rail, truck and steamship container vessel. This business unit comprises two main market segments: domestic and international.

    The domestic segment handles consumer products and manufactured goods moving within Canada and the United States. Domestic traffic accounted for 58% of the business unit's revenues in 2001 and includes two sales channels: retail and wholesale. In the retail channel, CN maintains a direct marketing relationship with customers, providing full door-to-door service through CN's trucking group. In the wholesale channel, CN provides service to trucking companies and other third parties who provide their own transportation service packages to the shipper. Wholesale customers generally use CN to transport goods between two Intermodal ramps and arrange their own trucking to reach the customer's door at each end. Both the retail and wholesale channels are widely used in Canada, while Intermodal service in the U.S. has long been offered primarily through the wholesale channel. In 2001, CN began offering door-to-door service between Canada, its own terminals in the U.S., and rail partner terminals in Mexico. In 2002, CN will extend this program to other major points in the U.S. served by its partner railroads.

    The international segment that accounted for 42% of business unit revenues in 2001 transports import-export containers for ocean shipping companies. CN's network is well situated to serve all continents. The Port of Halifax, where CN has exclusive access, is the closest North American port to Europe. If necessary, goods can also travel further inland along the St. Lawrence Seaway to the Port of Montreal. The ports of Vancouver and New Orleans round out CN's offerings, allowing easy access to the Pacific Rim and South America.

    Intermodal continues to revolutionize its product offerings by reducing transit times and improving on-time performance, making its service more competitive with expedited transcontinental truck service in truckload and less-than-truckload markets.

    The Intermodal business unit's main traffic flows are between Vancouver and Central Canada/ Chicago; between Halifax and Central Canada/Chicago; between Chicago, Toronto and Montreal; and along the Mississippi River between Memphis and Chicago/Central Canada.


[GRAPH]

    CARLOADS
IN THOUSANDS

        1999
         994

        2000
       1,121

        2001
       1,103


[GRAPH]

2001 COMMODITY BREAKDOWN
           % OF REVENUES

           Domestic   58
      International   42


38    Canadian National

REVIEW

Intermodal revenue improved by $50 million or 5% in 2001 compared with the previous year. The majority, 79%, of this growth came in the Canadian domestic market due primarily to strong gains from the wholesale segment. As well, RoadRailer continues to penetrate the shorthaul, high-density, central corridor marketplace by securing major accounts.

    The international segment accounted for the remainder of the growth. Canadian ports continue to provide strong potential as steamship lines are attracted to Canadian routings for their traffic.

OUTLOOK

While the North American and global economy remains weak, Intermodal continues to expect growth in 2002. Revenue losses from decreased manufacturing and consumption activity will be offset by market share gains as shippers search for less expensive transportation alternatives to trucking. Aiding this conversion of over-the-road business is the improvement of train and terminal services to provide a more truck-like product. This continuing improvement is enabling CN to win new business from time-sensitive LTL and courier shippers because these customers can realize the economies of rail while maintaining competitive service schedules.

    To further improve its product offering in 2002, Intermodal is implementing Speed Gate, a new gate technology system geared to provide self-serve entry for truckers to CN terminals. It will increase throughput, reduce paperwork for both CN and its customers, and virtually eliminate lineups at terminal entry points. Growth is also expected from CN's acquisition of the Wisconsin Central, further expanding CN's Intermodal network in the U.S.

    CN is dedicated to optimum utilization of its assets. CN has supported this investment with a capacity management team to address asset allocation issues, delivering on customer requirements while maximizing its return on assets.

    CN's Intermodal service flows through an efficient network of 20 strategically located hubs and satellites placing international services at everyone's doorstep.

[PHOTO OF INTERMODAL FACILITY]


                                                   2002 Investor Fact Book    39

INTERMODAL
CUSTOMER LOCATIONS

[MAP]


40    Canadian National

CN'S INTERMODAL SERVICE flows through an efficient network of 20 strategically located hubs and satellites.

TERMINAL                             SIZE                   STORAGE
                                                            CAPACITY
Arcadia, WI                          10 acres               250 units
Auburn, ME                           14 acres               400 units
Calgary, AB                          40 acres               1,000 units
Chicago, IL                          129 acres              4,300 units
Detroit, MI                          30 acres               850 units
Edmonton, AB                         370 acres              780 units
Green Bay, WI                        24 acres               200 units
Halifax, NS                          20 acres               175 units
Jackson, MS                          28 acres               300 units
Memphis, TN                          50 acres               1,097 units
Mobile, LA                           8 acres                130 units
Moncton, NB                          15 acres               450 units
Montreal, QC                         144 acres              7,320 units
Neenah, WI                           5 acres                50 units
New Orleans, LA                      25 acres               300 units
Saskatoon, SK                        15 acres               200 units
St. Louis, MO                        40 acres               600 units
Toronto, ON (Brampton)               160 acres              6,200 units
Vancouver, BC                        60 acres               1,050 units
Winnipeg, MB                         68 acres               640 units

The newest terminals are designed for direct on-pad train arrival and departure, permitting later customer cutoffs and earlier availability. The hubs all have ready access to major railheads and important highways and are equipped with the latest in heavy-capacity overhead and mobile cranes, with dedicated switch engines.

[PHOTO OF TRUCK]


                                                   2002 Investor Fact Book    41

AUTOMOTIVE

OVERVIEW

CN is a leader in the transportation of finished vehicles and parts. The company can access all major manufacturing facilities in Canada and eight assembly plants in Michigan. CN delivers finished vehicles and parts within Canada and the United States, and to and from Mexico. More than one-half of CN's automotive traffic is transborder.

    Because of its access to a large number of plants in Ontario and Michigan, CN originates 90% of its moves. In addition, CN serves more than 20 vehicle distribution facilities in Canada and the U.S. In 2001, CN handled more than 2.8 million vehicles, with more than 85% of this total from General Motors and Ford. Other vehicle traffic is for customers such as Mazda, Hyundai, Volkswagen, Nissan, and other manufacturers. Finished vehicles account for 81% of the business unit's revenues, while automotive parts account for the majority of the remaining 19%.

CAR AND TRUCK MODELS AT CN ACCESSED ASSEMBLY PLANTS

LOCATION                      MANUFACTURER        MODEL
UNITED STATES

Detroit                       GM                  Cadillac DeVille
(Hamtramck), MI                                   Cadillac Seville
                                                  Buick LeSabre

Lansing, MI                   GM                  Oldsmobile Alero
2 plants                                          Pontiac Grand Am

Orion, MI                     GM                  Buick LeSabre
                                                  Buick Park Avenue
                                                  Oldsmobile Aurora
                                                  Pontiac Bonneville

Flint, MI                     GM                  Chevrolet C/K
                                                  GMC Sierra

Pontiac, MI                   GM                  Chevrolet Silverado
                                                  GMC Sierra
                                                  GMC Isuzu medium-duty trucks

Dearborn, MI                  Ford                Ford Mustang

Flat Rock, MI                 Ford/Mazda          Mazda 626
                                                  Mercury Cougar

CANADA

Oshawa, ON                    GM                  Chevrolet Impala
3 plants                                          Monte Carlo
                                                  Buick Century
                                                  Buick Regal
                                                  Chevrolet Silverado
                                                  GMC Sierra

Oakville, ON                  Ford                Ford Windstar
2 plants                                          Ford F-Series

St.Thomas, ON                 Ford                Ford Crown Victoria
                                                  Mercury Grand Marquis

Cambridge, ON                 Toyota              Toyota Corolla
                                                  Camry Solara

Ingersoll, ON                 GM/Suzuki           Chevrolet Tracker
                                                  Suzuki Vitara

Alliston, ON                  Honda               Acura EL
                                                  Acura MDX
                                                  Honda Civic
                                                  Honda Odyssey

Windsor, ON                   Chrysler            Dodge Caravan
2 plants                                          Chrysler Voyager/
                                                  Grand Voyager
                                                  Dodge Ram Van/Wagon
                                                  Chrysler Town & Country


42    Canadian National

    Revenues and carloads for 2001 decreased by 7% over the same period a year earlier.

    In February 2001, CN won the OUTSTANDING RAILROAD PERFORMANCE AWARD from UPS Autogistics for its top-level transportation of finished vehicles. UPS Autogistics said CN took top honors among all Class 1 North American railroads for on-time performance, service design, equipment, communications and overall value. In November 2000, Nissan announced that it would build a $930 million manufacturing plant in Mississippi on CN's line. Construction of the 250,000-unit plant located 15 miles north of Jackson, Mississippi, started in April 2001 with production scheduled to begin in the summer of 2003.

    Clearly, CN's north-south positioning with connections at various locations with all other major U.S. railroads offers automotive customers a number of efficient routing options from points in Canada, the United States and Mexico.

    Automotive shippers demand high quality, predictable, damage-free service and CN delivers!

OUTLOOK

North American vehicle sales are expected to slow from the high growth experienced in 2000 and 2001, primarily driven by softening economic conditions.

    CN automotive growth will come from increased participation in the North American rail distribution market, as CN continues to offer premium service and reliability to its customers.


                                                   2002 Investor Fact Book    43

AUTOMOTIVE
ASSEMBLY AND PARTS PLANTS

[MAP]


[PHOTO OF AUTOMOBILES]


[GRAPHIC]

    CARLOADS
IN THOUSANDS

        1999
         310

        2000
         326

        2001
         304


[GRAPHIC]

   2001 COMMODITY BREAKDOWN
              % OF REVENUES

      Finished vehicles  81
             Auto parts  19


44    Canadian National

METALS AND MINERALS

OVERVIEW

The Metals and Minerals business unit primarily supports the base metals (non-ferrous), steel, equipment and construction materials sectors.

    Most of the market segments served by the Metals and Minerals business unit are producing consistent growth year-over-year, with the exception of the steel segment, which has followed the ups and downs of the steel industry over the last three years. Revenues for the year 2001 increased by $66 million over 2000. The increase was driven by strong Canadian aluminum exports to the United States due to lower production in the U.S., and market share gains in steel, ores and concentrates, and increased stone and rock shipments to CN's customer, Nissan, for their new plant in Mississippi.

    CN's exclusive rail access to major mines and smelters make the company a transportation leader in copper, lead, zinc concentrates, refined metals and aluminum. Copper and zinc commodities, such as ores, concentrates and anodes are produced in northern Quebec, Ontario and Manitoba. From these locations, the commodities are shipped to refineries in the Montreal area for further processing and then shipped to manufacturers of finished goods.

    Because of extremely high-energy prices in late 2000 and in the first half of 2001, producers of aluminum in the Pacific Northwest were allocated lower levels of power from local hydroelectric plants. This reduced availability of electric power impacted their smelting operations, reducing the output of aluminum from this region by 1.4 million tons. The energy crisis coupled with the consolidation in the aluminum industry over the past two years has created an opportunity for the plants in Quebec to emerge as a key source of product. CN continues to match its operational efficiency with its customers' capabilities creating new oppor-


[GRAPHIC]

    CARLOADS
IN THOUSANDS

        1999
         266

        2000
         256

        2001
         287


[GRAPHIC]

   2001 COMMODITY BREAKDOWN
              % OF REVENUES

                 Metals  71
               Minerals  29


                                                   2002 Investor Fact Book    45

METALS AND MINERALS
PRINCIPAL PLANT FACILITIES


[MAP]


[PHOTO OF TRAIN HAULING METAL TUBING]


46    Canadian National
tunities for market growth. An example of this type of close cooperation is the new Alcan facility at Alma, Quebec.

    Economic conditions in North America during 2001, coupled with increased imported volumes resulted in a slowdown in production in the steel segment. Major producers of steel products such as sheet, bars, billets and wire rods located in Hamilton, Ontario; Sorel and Contrecoeur, Quebec; Edmonton, Alberta, as well as in the Chicago and Detroit areas are facing year-over-year production declines. These producers supply the automotive, consumer goods and construction sectors throughout North America and Mexico. As auto sales and consumer spending slows, both producers and suppliers will experience reduced output and lower prices.

    CN has been able to somewhat offset these general economic declines by gaining spot market share gains due to the company's superior service offerings resulting from the company's unique service plan. Customers are choosing CN to move their goods because of reliable, predictable service and a focus on delivering goods safely and damage free. Scheduled service with outstanding on-time performance is working well for CN now and should continue when the overall market rebounds.

    With the acquisition of WC, CN will also be able to offer shippers an improved rail transportation option where shippers today select other modes to carry their product.

    Endeavoring to keep adding new features to its product offering, CN has built a state-of-the-art transfer facility in Hamilton. This purpose-built facility serves customers that ship sheet steel in the Chicago - southwestern Ontario corridor. Millions of tons of steel product currently move in this lane by truck. The new CN facility combined with a scheduled train service will allow CN to match truck speed with the efficiency of rail to provide shippers with a cost effective alternative.

OUTLOOK

The economic outlook foresees lower growth rates than those experienced during the past five years. However, the Metals and Minerals business unit should continue to produce solid growth going forward in large part due to the successes of the service plan and a focus on market share growth from trucks and ships. With the CN-IC merger, customers benefited from CN's service performance, facilities and car fleet. Now, with the WC merger, customers of the WC will benefit from single-line service and a modern fleet that will enable producers of aggregates, steel and steel feedstock, to be more competitive in the marketplace.

[PHOTOS OF METAL PRODUCTS]


                                                   2002 Investor Fact Book    47

COAL

OVERVIEW

CN's coal business consists of thermal and metallurgical grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. Canadian metallurgical coal is carried for export to Asian markets mainly for steel production through Canadian Pacific coast ports. Shipments of U.S. thermal coals are transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the U.S. midwest.

    In 2001, Canadian coal shipments represented 47% of CN's coal revenues. Export shipments destined to the Pacific Rim represented approximately 80% of all Canadian shipments delivered to three Canadian west coast terminals.

    Increased global competition from countries such as Australia, China and Russia impact the pricing of coals to the Pacific Rim as well as the continued recession, and consolidation in Japan's steel industry. During 2001 however, CN benefited from higher valuation of coal sold to the Pacific Rim. A percentage of CN's Canadian metallurgical coal freight transportation rate is directly tied to the annual negotiated price of coal.

    CN's carloads declined by 2% from the previous year, primarily due to the closing of three western Canadian mines in 2000.

    Global volume estimates for 2002 generally indicate that the western Canadian coal export market will continue to be under pressure for the coming year.

    Shipments of U.S. coal represented 53% of CN's 2001 coal revenues. In the U.S., CN unit trains move primarily from southern Illinois mines to major utilities in Georgia, Tennessee, Illinois, Indiana, Iowa, Kentucky, Missouri and Alabama.


[GRAPHIC]

    CARLOADS
IN THOUSANDS

        1999
         558

        2000
         528

        2001
         517


48    Canadian National

    Smaller volumes in multiple car shipments move to industrial accounts in Illinois, Arkansas and Wisconsin. Western coal from the Powder River Basin
(PRB), and Colorado originating on other Class 1 carriers, is delivered by CN in unit train service to utilities in Illinois, Kentucky, Michigan and Mississippi.

    CN had been working with its customers to find innovative ways to move the east bound PRB coal in an efficient, cost effective manner that would benefit all parties.

    Originating coal on CN's Illinois Central lines still offers further potential. Clean coal technology as well as Federal and State funding designed to support growth in Illinois has helped to support the exploration of numerous potential mine developments. This includes a mine start up in central Illinois scheduled for the second quarter of 2002.

    Although CN does not expect significant growth in coal traffic, the current trend of mine closures, reduction of coal price and reduced volumes did flatten out during 2001. Ongoing strategic rail alliances, cost containment, and the potential growth of midwestern coal volumes through mine openings and expansions improve the outlook for the coming year.

[PHOTOS OF COAL FACILITIES]


                                                   2002 Investor Fact Book    49

COAL
CUSTOMER LOCATIONS

[MAP]


[PHOTO OF COAL FACILITY]


[GRAPHIC]

   2001 COMMODITY BREAKDOWN
              % OF REVENUES

                   Coal  86
         Petroleum coke  14


[GRAPHIC]

  2002 ESTIMATED REVENUE BREAKDOWN
                     % OF REVENUES

                          U.S.  57
                        Canada  43


[GRAPHIC]

  2002 ESTIMATED REVENUE BREAKDOWN
                     % OF REVENUES

                  Thermal coal  78
            Metallurgical coal  22


50    Canadian National

CN is the best railroad in North America, today! And the trip that began six years ago is not over yet. CN is a different kind of railroad - and the results prove it. Today, CN is setting the standard for the industry in North America, and every day CN sets the bar higher. CN sets the standard for customer service. CN sets the standard by running the most efficient railroad in the world. And CN sets the standard for shareholder value.

    Now CN is taking its play to the next level.

To the next level

INVESTOR FOCUS


                                                   2002 Investor Fact Book    51

CAPITAL EXPENDITURES

In 2001, net capital expenditures at CN amounted to $1,058 million, an increase of $22 million compared to 2000. The largest portion of CN's capital expenditures was earmarked for rail infrastructure to maintain the quality and integrity of the plant, allowing the company to provide safe, high-quality and reliable service to CN's customers across Canada and the U.S.

    Nearly $460 million was invested in the maintenance and upgrade of rail plant. Investments in equipment to satisfy customer needs and target further market opportunities approached $135 million. In addition, about $140 million was expended on information and communications technology to ensure a smooth integration of remaining CN-IC systems, drive new e-commerce initiatives, and continue the renewal of enterprise systems with the implementation of Phase II of SAP. Almost $50 million was invested in new Intermodal terminals in Edmonton and Montreal to ensure that CN's facilities and services are the best in the industry.

    The composition of 2001 capital expenditures reflects an increased focus on improving service to customers and the efficiency of our operations. CN invested extensively in improving the speed and fluidity of the network by extending sidings and improving signaling on the network. This allowed the company in turn to offer expedited services between Canada's west coast and Chicago. CN completed its new Intermodal terminal in Edmonton and, in 2002, will complete the new Montreal Intermodal terminal enhancing the efficiency of the operations, but most importantly, improving service to CN's truck partners and to customers. New state-of-the-art automated gates will ensure a smooth flow


52    Canadian National
of traffic through these terminals. CN is continuing to invest in a number of technology projects aimed at making it easier to do business with customers, from the ability to provide faster response to pricing requests, to extensive shipment status information, and fully automated web-enabled billing and collection.

    CN is also continuing its two pronged approach to rolling stock: making further gains in the utilization of rolling stock while improving the quality of service. The company's scheduled service and improved predictability of full loaded and empty cars have allowed CN to implement a new Guaranteed Car Supply program, launched in mid 2000 with a single group of cars and expanded in 2001 to cover the general distribution fleet which accounts for about 50% of CN's cars. Under this program CN guarantees to deliver empty cars to customers on agreed-upon dates, and the customer agrees to load them within an agreed timeframe. At the same time a significant portion of the capital was earmarked for car equipment or for upgrading the quality of the fleet in the pulp and paper, automotive and grain business.

    In 2002, CN intends to spend about $1 billion on net capital additions. The same thrusts as 2001 will continue to drive capital spending: a safe reliable and fluid network and enhanced customer service. More specifically, CN plans to invest about $475 million, or nearly half of the total capital budget, in the safety and reliability of the rail infrastructure. Nearly $30 million has been earmarked for siding extensions to handle 12,000 foot train operations and the replacement of Rail Traffic Control Systems. About $100 million is for locomotive and car fleet upgrades to meet customer requirements. In addition, over $100 million is planned for information technology, e-commerce initiatives, development and infrastructure, and Phase III of SAP.


[GRAPHIC]

         2001 NET CAPITAL
             EXPENDITURES
                     IN %

Rail Infrastructure    64
Other                  16
IT and systems         14
Rolling stock           6


[GRAPHIC]

      2002 FORECASTED NET
     CAPITAL EXPENDITURES
                     IN %

Rail infrastructure    60
Other                  20
Rolling stock          10
IT and systems         10


[GRAPHIC]

TOTAL NET CAPITAL
     EXPENDITURES
      IN MILLIONS

             1999
              989

             2000
            1,036

             2001
            1,058


                                                   2002 Investor Fact Book    53

LABOR RELATIONS

WORKFORCE AND PRODUCTIVITY

For 2001, the average employment at CN was about 22,668 people, an increase from the previous year. In July 2001, CN announced a workforce reduction of 590 positions in Canada. Productivity improvements and efficiencies gained from CN's unique service plan allowed for a smaller workforce. The company took a charge of $98 million to account for the reduction.

    On October 9, 2001, 2,200 new employees joined CN following the acquisition of the Wisconsin Central. At year end 2001, CN employed about 15,570 people in Canada and 7,300 in the United States.

    The revenue ton miles (RTM) per average number of employees for 2001, (without WC) improved 2% over the year earlier. Continuing gains in productivity and performance differentiate CN from other railroads in North America.

LABOR AGREEMENTS

Agreements with all Canadian unions expired at the end of 2000. At year-end 2001, CN achieved ratified settlement with four of the labor organizations representing about 9,000 of the company's approximately 14,350 Canadian unionized employees. The company has reached an agreement with the Brotherhood of Maintenance of Way Employees (approximately 3,000 employees), the Canadian National Railway Police Association (approximately 70 employees), the International Brotherhood of Electrical Workers (approximately 750 employees) and the Canadian Auto Workers (approximately 5,000 employees). These agreements are for a three-year period effective until December 31, 2003.

    Agreements have been reached by the company with the United Transportation Union (UTU) and the Brotherhood of Locomotive Engineers (BLE), which are part of the Canadian Council of Railway


[GRAPHIC]

  RTM'S PER EMPLOYEE*
         IN MILLIONS

                1999
                6.11

                2000
                6.66

                2001
                6.75

  * BASED ON AVERAGE
 NUMBER OF EMPLOYEES


54    Canadian National

Operating Unions (CCROU) (approximately 4,900 employees). The agreement with the UTU was ratified in February 2002, and the agreement with the BLE is still subject to ratification. The company and the Rail Canada Traffic Controllers
(RCTC) (approximately 250 employees) are still in conciliation and negotiations continue. The unions representing the employees of Algoma Central Railway Inc. (approximately 125 employees) negotiate collectively under the auspices of the Association of Railway Unions (ARU). On February 24, 2002, the company announced it had reached a tentative new four-year labor agreement with the ARU. The agreement was ratified on March 12, 2002.

    In the United States, labor negotiations are generally conducted on a collective national basis for Class 1 railroads. For several years CN's subsidiaries have bargained on a local basis rather than participating in industry-wide negotiations. Local negotiations result in settlements that better address the concerns and preferences of employees and more effectively represent the actual operating environment of the company. There are risks associated with negotiating locally. The U.S. government has demonstrated that it will move to avoid a national strike, while federal intervention would be less likely in a local or regional work stoppage. Nevertheless, the company believes the potential mutual benefits of local bargaining outweigh the risks.

    By year end 2001, CN had agreements in place in the U.S. with bargaining units representing approximately 55% of the unionized workforce at Illinois Central Railroad Company, 95% at Grand Trunk Western and Duluth, Winnipeg and Pacific, 55% at CCP Holdings Inc. and 100% at WC.

    On March 13, 2002, CN announced ratification of a new ground-breaking three-year labor agreement by the 310 members of the BLE on the Wisconsin Central Division. This agreement supersedes an existing agreement that was due to expire at year-end 2002.

    Negotiations are ongoing with the remaining bargaining units. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. The company does not anticipate any work action related to negotiations.

[PHOTOS OF EMPLOYEES WORKING ON TANKER CARS]


                                                   2002 Investor Fact Book    55

RISK MANAGEMENT

CN has a focus on safety - every aspect of safety. And to incorporate the many and varied aspects of `safety', CN uses the term `Risk Management' - a comprehensive program of practices that integrates health services, safety, transportation of dangerous goods and environment.

    Safety is a core value at CN. That focus has consistently positioned CN as one of the safest railroads in North America. Through 2001, CN reduced its accident ratio - as measured by the U.S. Federal Railroad Administration - by 5% to a rate of 2.0 per million train miles - the best among the major railroads. That same year, CN reduced personal injuries by 20% to 4.4 per 200,000 person hours.

    CN's commitment to safety extends to its customers. The company provides each shipper with a Customer Safety Handbook designed to help shippers prepare, handle, load and unload railcars as safely as possible.

A PARTNER IN RESPONSIBLE CARE(R)

For CN the benefits of the Responsible Care(R) program are clear. The multi-facet initiative raises safety standards, leads to fewer dangerous goods accidents and promotes better emergency response preparedness. Through this initiative, CN and its chemical-producing customers share a commitment to the safe transportation of dangerous goods.

    CN is continuing to extend the Responsible Care(R) initiative through all its operations in Canada and the United States. The objective is to continuously improve in the areas of safety, protecting the environment, and community outreach. In 2001, CN completed the first step in the implementation of Responsible Care(R) in Canada. This was confirmed by a third party verification team under the auspices of the Canadian Chemical Producers Association. A similar implementation program is underway for U.S. operations.

"SAFETY IS THE ONE TRUE MEASURE OF A WELL-RUN RAILROAD."

PAUL M. TELLIER

    Responsible Care(R) was developed by the chemical industry to address public concerns with the manufacturing, distribution and use of chemicals. The program has been extended to include partners in related industries such as railroads.

RECOGNIZING AND REWARDING EXCELLENCE

CN recognizes the commitment of customers to continuous improvement through CN's prestigious Safe Handling Awards program - part of CN's Responsible Care(R) program. Each year, CN presents Safe Handling Awards to customers that demonstrate an excellent safety record in shipping dangerous goods. In 2001, CN presented awards to 83 industrial facilities, 49 of these facilities are located in Canada and 34 in the United States.

                                          [PARTNERS IN RESPONSIBLE CARE(R) LOGO]


[GRAPHIC]

FRA REPORTABLE TRAIN ACCIDENTS
       PER MILLION TRAIN MILES

                            Q1
                    1999   2.3
                    2000   2.4
                    2001   1.6

                            Q2
                    1999   2.5
                    2000   2.8
                    2001   2.0

                            Q3
                    1999   2.6
                    2000   1.5
                    2001   1.7

                            Q4
                    1999   1.5
                    2000   1.7
                    2001   2.5

                            FY
                    1999   2.2
                    2000   2.1
                    2001   2.0


[GRAPHIC]

 FRA REPORTABLE INJURIES
PER 200,000 PERSON HOURS

                      Q1
              1999   7.4
              2000   6.4
              2001   4.6

                      Q2
              1999   7.2
              2000   5.8
              2001   4.0

                      Q3
              1999   7.0
              2000   5.1
              2001   4.2

                      Q4
              1999   7.5
              2000   4.8
              2001   4.2

                      FY
              1999   7.3
              2000   5.5
              2001   4.4


56    Canadian National

REGULATORY ISSUES

CN is a North American railroad - different from most other railroads. Because it operates in Canada and the United States, CN is regulated by agencies in both nations. In Canada, the regulator is the Canadian Transportation Agency, and the Canada Transportation Act covers all modes of transport - including the rail industry. In the United States, the Surface Transportation Board is responsible for economic regulation of the rail industry, while the Federal Railroad Administration governs safety aspects of the industry.

    In 2001, CN participated in regulatory review processes in both nations.

NEW RULES FOR RAIL MERGERS IN THE UNITED STATES

Following an extended review, the Surface Transportation Board in June 2001 issued new regulations governing mergers between Class 1 railroads. CN had recommended higher public interest standards for mergers and the new regulations effectively raised the bar for the quality of customer service in all future major railroad mergers. The Board also agreed with CN that U.S.-based railroads would be treated the same as foreign-headquartered railroads under its merger rules.

    The rulemaking process was initiated in 2000 following the announcement by CN and BNSF of their plan to merge. The Board refused to hear the CN-BNSF application. The CN-WC application was not affected by the rule-making process however, as WC was a Class 2 railroad.

[PHOTO OF TRAIN]


                                                   2002 Investor Fact Book    57

REGULAR REVIEW OF THE CANADA TRANSPORTATION ACT

The Canada Transportation Act must be reviewed every five years. The Minister of Transport established a Review Panel in July 2000 to look at all aspects of transportation in Canada, including the freight rail system. The Panel delivered its report to the Minister in June 2001.

    CN was an active participant throughout the Panel's review process. CN agreed with the Panel's analysis and assessment of the industry. The Panel concluded that Canada's freight rail system is working well, that the marketplace - not regulation - should guide the industry and that the government should resist sweeping measures when it reviews the legislation.

    While the Panel found the industry to be working well and cautioned the government about unnecessary re-regulation of the sector, the long list of recommendations seemed to be inconsistent with the Panel's assessment of the state of the industry.

    The Minister has indicated he is preparing a `blueprint' for transportation in Canada and that the Panel's report will be but one element in the process. While the principal focus of the blueprint will likely be the airline sector in Canada, CN will continue to work with the Minister and Transport Canada during the process. The company is confident that the review of the Act will reaffirm the principle that the marketplace should guide the contractual agreements between railroads and shippers and that the government will not move to impose onerous regulations on the sector.


58    Canadian National

SHAREHOLDER VALUE

TAKING CN TO THE NEXT LEVEL

CN runs a scheduled railroad - different from all the rest. Others have tried to imitate CN - none have succeeded.

    Running a scheduled railroad has clearly proven to be the most efficient approach ever taken by a Class 1 railroad in North America. With a focus on asset utilization and with dramatic gains in efficiencies across the company, CN has once again set a new standard.

    Through 2001, during a weak economic cycle, CN set the standard for the industry and proved the company is financially durable, able to deliver value for shareholders even when times are tough. CN turned in an industry best operating ratio of 68.5% almost 14 points better than the industry average and
1.1 points better than CN's own mark in 2000. Excluding non-recurring items, net income for 2001 grew by 11% while diluted earnings per share grew by 12% to $4.92. Overall corporate profits in the North American economy were down in excess of 10% in 2001 compared to the previous year. CN is clearly a different kind of railroad.

    Free cash flow increased 15% to $443 million and CN paid $150 million in dividends. This cash flow performance is remarkable given the fact that only six years ago in 1995, CN had negative cash flow of approximately $120 million.

    This kind of performance by a railroad has been difficult to find during any previous economic downturn. This kind of performance sets CN apart and provides a strong financial footing for the company as the economy rebounds.

[PHOTO OF TRAIN]


                                                   2002 Investor Fact Book    59

SHAREHOLDER VALUE

THE PAST SIX YEARS

In 1995, CN turned in a performance that ranked the company among the worst Class 1 railroads in North America. The intervening years, since the IPO, are an unmatched success story.

    In 2002, CN is two-thirds larger than in 1995, through internal growth and highly successful acquisitions. Today, CN is seen as the benchmark for the industry. Since 1995, CN share price is up more than five times for an average of a 33% increase per year. This performance outstrips the performance of other railroads and the overall market.

    Since 1995, CN has taken more than 20 points off the company's operating ratio, setting new standards for performance in the industry. Over the same period, diluted earnings per share excluding non-recurring items, have experienced solid double-digit growth. In 1995, the year of the company's IPO, CN's market capitalization was $2 billion. At the end of 2001, CN's market capitalization had risen to almost $15 billion.

CN STOCK PERFORMANCE
November 17, 1995 to December 31, 2001


[GRAPH]

DIVIDENDS PER SHARE
           IN $ CDN

               1998
               0.53

               1999
               0.60

               2000
               0.70

               2001
               0.78


[GRAPH]

ADJUSTED DEBT RATIO*
               IN %

                 CN
                 50

                 NS
                 58

                CSX
                 58

               BNSF
                 56

                 UP
                 54

*ESTIMATES AT DECEMBER 31, 2001 -
ADJUSTED FOR OPERATING LEASES AND
OTHER OFF-BALANCE SHEET FINANCINGS


[GRAPH]

FREE CASH FLOW
 IN $ MILLIONS

          1995
          -118

          1998
           228

          1999
           276

          2000
           386

          2001
           443



60    Canadian National

CN IS DIFFERENT - THE RESULTS SPEAK FOR THEMSELVES

DIVIDEND INCREASE

In January 2002, CN increased its quarterly dividend to shareholders to $0.215 per common share, representing a 10% increase over 2001.

CREDIT RATING

The acquisition of Wisconsin Central in 2001, was favorably viewed by the credit rating agencies. Moody's maintained CN's senior unsecured long-term debt rating at Baa2, while S&P upgraded CN to BBB+. In addition, CN maintained its rating in Canada with DBRS at BBB high.

MANAGEMENT INCENTIVE COMPENSATION PROGRAM

CN's Annual Incentive Bonus Plan ensures an employee team committed to maximizing shareholder value. Management cash bonuses are tied directly to the performance of the company. For 2002, an annual incentive bonus will be paid if certain performance measures are achieved, including revenue and operating income targets, customer satisfaction targets and various individual and team targets.

    CN has stock option plans for eligible managers to acquire common shares of CN upon vesting at a price equal to the market value of the common shares at the date of the grant. The options can be exercised during a period not to exceed 10 years from the date they are granted.

QUICK FACTS

-  192.7 million common shares outstanding as at December 31, 2001.

- CN had a $14.7 billion market capitalization at year end (based on the closing stock price of $76.70 on the Toronto Stock Exchange).

- Approximately 15% of CN's long-term debt is floating while the remainder is fixed.

- CN has approximately 4,000 registered shareholders. There are a large number of non-registered shareholders as approximately 99% of the company's shares are held in CDS or DTC.


[GRAPH]

 DEBT TO TOTAL
CAPITALIZATION
          IN %

          1997*
          29.4

          1998*
          45.0

          1999
          42.7

          2000
          41.4

          2001
          45.7

*EXCLUDES ILLINOIS CENTRAL CORPORATION


[GRAPH]

            OPERATING RATIO*
                       IN %

         1999   2000   2001
CN       72.0   69.6   68.5
CP       78.2   76.9   77.3
CSX      85.4   89.9   86.8
NS       85.4   87.0   83.7
UP       81.8   81.5   81.4
BNSF     75.4   76.4   80.5

*RATIO OF OPERATING EXPENSES TO OPERATING
REVENUES, EXCLUDING SPECIAL ITEMS


                                                   2002 Investor Fact Book    61

                             Financial and Statistical Data
APPENDIX


62 Canadian National



CANADIAN NATIONAL RAILWAY COMPANY                                                        QUARTERLY CONSOLIDATED STATEMENT OF INCOME
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS



                                                             1999                                           2000
                                         ------------------------------------------------------------------------------------------

                                            Q1       Q2        Q3       Q4     YEAR        Q1       Q2        Q3       Q4      YEAR
REVENUES

Petroleum and chemicals                  $ 224    $ 216     $ 216    $ 222    $ 878     $ 219    $ 215     $ 225    $ 235     $ 894

Metals and minerals                         90      100       110       98      398        95      104       102       91       392

Forest products                            243      256       253      243      995       250      252       252      254     1,008

Coal                                       111       97        99       95      402        85       87        79       77       328

Grain and fertilizers                      251      253       246      316    1,066       316      250       265      305     1,136

Intermodal                                 189      205       208      208      810       209      223       240      247       919

Automotive                                 118      122       103      140      483       148      153       118      140       559

Other items                                 43       50        46       65      204        50       49        49       44       192
                                         ------------------------------------------------------------------------------------------
TOTAL REVENUES                           1,269    1,299     1,281    1,387    5,236     1,372    1,333     1,330    1,393     5,428

OPERATING EXPENSES

Labor and fringe benefits                  404      375       364      366    1,509       391      362       355      374     1,482

Purchased services                         146      130       129      164      569       140      134       140      137       551

Depreciation and amortization              124      123       125      118      490       132      129       131      133       525

Fuel                                        67       71        73       97      308       109      104       105      128       446

Equipment rents                             82       87        79       80      328        70       70        74       71       285

Material                                    60       47        42       55      204        62       42        45       46       195

Operating taxes                             47       38        48       39      172        41       43        43       31       158

Casualty and other                          44       37        47       61      189        45       31        30       32       138
                                         ------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES
(EXCLUDING SPECIAL CHARGE)                 974      908       907      980    3,769       990      915       923      952     3,780

Special charge                               -        -         -        -        -         -        -         -        -         -
                                         ------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                   974      908       907      980    3,769       990      915       923      952     3,780
                                         ------------------------------------------------------------------------------------------
OPERATING INCOME                           295      391       374      407    1,467       382      418       407      441     1,648

Interest expense                          (81)     (82)      (77)     (74)    (314)      (76)     (78)      (79)     (78)     (311)

Other income (loss)                         14        8        25        8       55        89       20        16       11       136
                                         ------------------------------------------------------------------------------------------
Income before income taxes
and cumulative effect
of changes in accounting policy            228      317       322      341    1,208       395      360       344      374     1,473

Income tax (expense) recovery             (89)    (122)     (123)    (128)    (462)     (141)    (130)     (128)    (137)     (536)

Income before cumulative effect
of changes in accounting policy            139      195       199      213      746       254      230       216      237       937

Cumulative effect of changes in
accounting policy                            5        -         -        -        5         -        -         -        -         -
                                         ------------------------------------------------------------------------------------------
NET INCOME                               $ 144    $ 195     $ 199    $ 213    $ 751     $ 254    $ 230     $ 216    $ 237     $ 937
                                         ------------------------------------------------------------------------------------------
                                         ------------------------------------------------------------------------------------------
OPERATING RATIO
(EXCLUDING SPECIAL CHARGE)               76.8%    69.9%     70.8%    70.7%    72.0%     72.2%    68.6%     69.4%    68.3%     69.6%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------




                                                                2001(1)
                                             -------------------------------------------
                                               Q1        Q2       Q3        Q4     YEAR
REVENUES

Petroleum and chemicals                      $ 231     $ 212    $ 225     $ 255    $ 923

Metals and minerals                             97       117      118       126      458

Forest products                                245       269      260       314    1,088

Coal                                            85        88       80        85      338

Grain and fertilizers                          321       275      254       311    1,161

Intermodal                                     237       244      243       245      969

Automotive                                     127       139      108       146      520

Other items                                     55        48       37        55      195
                                             -------------------------------------------
TOTAL REVENUES                               1,398     1,392    1,325     1,537    5,652

OPERATING EXPENSES

Labor and fringe benefits                      378       370      352       440    1,540

Purchased services                             133       132      121       118      504

Depreciation and amortization                  132       131      131       138      532

Fuel                                           143       121      111       109      484

Equipment rents                                 76        75       70        88      309

Material                                        63        51       43        31      188

Operating taxes                                 44        37       34        43      158

Casualty and other                              44        31       33        49      157
                                             -------------------------------------------
TOTAL OPERATING EXPENSES
(EXCLUDING SPECIAL CHARGE)                   1,013       948      895     1,016    3,872

Special charge                                   -        98        -         -       98
                                             -------------------------------------------
TOTAL OPERATING EXPENSES                     1,013     1,046      895     1,016    3,970
                                             -------------------------------------------
OPERATING INCOME                               385       346      430       521    1,682

Interest expense                              (80)      (78)     (73)      (96)    (327)

Other income (loss)                            112      (90)       12        31       65
                                             -------------------------------------------
Income before income taxes
and cumulative effect
of changes in accounting policy                417       178      369       456    1,420

Income tax (expense) recovery                (142)        39    (117)     (160)    (380)

Income before cumulative effect
of changes in accounting policy                275       217      252       296    1,040

Cumulative effect of changes in
accounting policy                                -         -        -         -        -
                                             -------------------------------------------
NET INCOME                                   $ 275     $ 217    $ 252     $ 296  $ 1,040
                                             -------------------------------------------
                                             -------------------------------------------
OPERATING RATIO
(EXCLUDING SPECIAL CHARGE)                   72.5%     68.1%    67.5%     66.1%    68.5%
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


(1) INCLUDES WISCONSIN CENTRAL TRANSPORTATION CORPORATION FROM OCTOBER 9, 2001.



                                                    2002 Investor Fact Book  63



CANADIAN NATIONAL RAILWAY COMPANY                                                              QUARTERLY CONSOLIDATED BALANCE SHEET
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS


                                                                               1999                                  2000
                                                            -----------------------------------------------------------------------

                                                               Q1       Q2       Q3        Q4       Q1        Q2       Q3        Q4

ASSETS

  Current assets:

    Cash and cash equivalents                               $ 102    $ 196     $157     $ 305    $ 180      $ 73    $ 241      $ 15

    Accounts receivable                                       777      749      737       800      751       841      825       726

    Material and supplies                                     174      167      141       115      141       148      124       110

    Deferred income taxes                                     159      137      144       146      131       132      133       114

    Other                                                     135      130      146       149      192       179      173       143
                                                            -----------------------------------------------------------------------
                                                            1,347    1,379    1,325     1,515    1,395     1,373    1,496     1,108

  Properties                                               14,167   14,106   14,298    14,620   14,660    14,997   15,284    15,638

  Other assets and deferred charges                           320      344      352       295      377       549      617       568
                                                            -----------------------------------------------------------------------
TOTAL ASSETS                                             $ 15,834 $ 15,829 $ 15,975  $ 16,430 $ 16,432  $ 16,919 $ 17,397  $ 17,314
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:

    Accounts payable and accrued charges                  $ 1,383  $ 1,277  $ 1,303   $ 1,373  $ 1,281   $ 1,308  $ 1,241   $ 1,389

    Current portion of long-term debt                         199      180      137       271      270       372      436       434

    Other                                                      88       86       85       120       90        78       95        82
                                                            -----------------------------------------------------------------------
                                                            1,670    1,543    1,525     1,764    1,641     1,758    1,772     1,905

  Deferred income taxes                                     2,722    2,740    2,861     2,975    3,055     3,276    3,483     3,375

  Other liabilities and deferred credits                    1,487    1,461    1,416     1,287    1,297     1,270    1,271     1,205

  Long-term debt                                            4,791    3,999    3,907     3,948    3,951     3,951    4,025     3,886

  Convertible preferred securities                              -      336      338       334      335       341      346       345

Shareholders' equity:

    Common shares                                           4,148    4,573    4,582     4,597    4,482     4,399    4,371     4,349

  Accumulated other comprehensive
   income (loss)                                                3      (2)      (2)       (6)      (5)       131      196       151

  Retained earnings                                         1,013    1,179    1,348     1,531    1,676     1,793    1,933     2,098
                                                            -----------------------------------------------------------------------
                                                            5,164    5,750    5,928     6,122    6,153     6,323    6,500     6,598
                                                            -----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 15,834 $ 15,829 $ 15,975  $ 16,430 $ 16,432  $ 16,919 $ 17,397  $ 17,314
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



                                                                           2001

                                                              Q1        Q2       Q3        Q4
                                                          -------------------------------------
ASSETS

  Current assets:

    Cash and cash equivalents                                $ 40      $ 30    $ 830      $ 53

    Accounts receivable                                       736       662      759       645

    Material and supplies                                     137       136      124       133

    Deferred income taxes                                     116       140      142       153

    Other                                                     152       142      154       180
                                                          -------------------------------------
                                                            1,181     1,110    2,009     1,164

  Properties                                               16,070    15,880   16,395    19,145

  Other assets and deferred charges                           430       382      397       914
                                                          -------------------------------------
TOTAL ASSETS                                             $ 17,681  $ 17,372 $ 18,801  $ 21,223
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:

    Accounts payable and accrued charges                  $ 1,257   $ 1,272  $ 1,297   $ 1,374

    Current portion of long-term debt                         458       281      148       163

    Other                                                      86        82       93       132
                                                          -------------------------------------
                                                            1,801     1,635    1,538     1,669

  Deferred income taxes                                     3,537     3,404    3,572     4,591

  Other liabilities and deferred credits                    1,129     1,159    1,148     1,345

  Long-term debt                                            4,034     3,873    4,968     5,764

  Convertible preferred securities                            363       348      363       366

Shareholders' equity:

    Common shares                                           4,385     4,402    4,415     4,442

  Accumulated other comprehensive
   income (loss)                                               97        36       68        58

  Retained earnings                                         2,335     2,515    2,729     2,988
                                                          -------------------------------------
                                                            6,817     6,953    7,212     7,488
                                                          -------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 17,681  $ 17,372 $ 18,801  $ 21,223
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


64  Canadian National



CANADIAN NATIONAL RAILWAY COMPANY                                                    QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS


                                                                 1999                                      2000

                                                  Q1     Q2       Q3      Q4     YEAR      Q1       Q2      Q3       Q4    YEAR
                                              -------------------------------------------------------------------------------------

OPERATING ACTIVITIES

  Net income                                   $ 144   $ 195    $ 199   $ 213    $ 751   $ 254    $ 230   $ 216    $ 237   $ 937

  Non-cash items in income:

    Depreciation and amortization                127     124      128     117      496     135      129     133      136     533

    Deferred income taxes                         80     111      111     115      417      92       82     145      (7)     312

    Gain on sale of investments                    -       -        -       -        -    (84)        -       -        -    (84)

    Write-down of investment                       -       -        -       -        -       -        -       -        -       -

    Special charge                                 -       -        -       -        -       -        -       -        -       -

    Other                                        (7)       -        -       -      (7)       -        -       -        -       -

  Changes in:

    Accounts receivable                        (123)      20       13    (67)    (157)      49     (86)      19       98      80

    Material and supplies                       (20)       6       26      26       38    (26)      (6)      24       14       6

    Accounts payable and accrued charges        (41)   (100)        4     200       63    (52)       11    (29)      102      32

    Other net current assets and liabilities    (30)       9     (27)      21     (27)    (73)        2      23       12    (36)

  Payments for workforce reductions             (57)    (47)     (58)    (57)    (219)    (61)     (42)    (42)     (44)   (189)

  Other                                         (34)       5      (6)    (42)     (77)      17        3    (10)     (95)    (85)

  Cash provided from operating activities         39     323      390     526    1,278     251      323     479      453   1,506

INVESTING ACTIVITIES

  Net additions to properties                  (189)   (274)    (268)   (258)    (989)   (144)    (247)   (297)    (348) (1,036)

  Proceeds (costs) from disposal
    of properties                                (7)      12       40      44       89      18       10       3       34      65

  Acquisition of Wisconsin Central

    Transportation Corporation                     -       -        -       -        -       -        -       -        -       -

  Other                                          (1)       3        -       -        2       -        -       -     (10)    (10)
                                              -------------------------------------------------------------------------------------
  Cash used by investing activities            (197)   (259)    (228)   (214)    (898)   (126)    (237)   (294)    (324)   (981)

  Dividends paid                                (29)    (29)     (30)    (30)    (118)    (35)     (35)    (33)     (33)   (136)

FINANCING ACTIVITIES

  Issuance of long-term debt                      14     441        1       -      456       -      282     472      106     860

  Issuance of convertible preferred securities     -     339        -       -      339       -        -       -        -       -

  Reduction of long-term debt                   (48) (1,142)    (178)   (140)  (1,508)    (41)    (260)   (381)    (356) (1,038)

  Issuance of common shares                        7     421        6       6      440       4        6       9        9      28

  Repurchase of common shares                      -       -        -       -        -   (178)    (186)    (84)      (81)   (529)

  Cash provided from (used by)
    financing activities                        (27)      59    (171)   (134)    (273)   (215)    (158)      16     (322)   (679)

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                             (214)      94     (39)     148     (11)   (125)    (107)     168     (226)   (290)

  Cash and cash equivalents, beginning
    of period                                    316     102      196     157      316     305      180      73       241     305
                                              -------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                $ 102   $ 196    $ 157   $ 305    $ 305   $ 180     $ 73   $ 241      $ 15    $ 15
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



                                                                 2001

                                                 Q1       Q2       Q3        Q4     YEAR
                                             ---------------------------------------------
OPERATING ACTIVITIES

  Net income                                   $ 275    $ 217    $ 252     $ 296  $ 1,040

  Non-cash items in income:

    Depreciation and amortization                134      132      132       140      538

    Deferred income taxes                         87     (70)       46       232      295

    Gain on sale of investments                (101)        -        -         -    (101)

    Write-down of investment                       -       99        -         -       99

    Special charge                                 -       98        -         -       98

    Other                                          -        -        -         -        -

  Changes in:

    Accounts receivable                            -       51     (95)       243      199

    Material and supplies                       (25)      (1)       13        24       11

    Accounts payable and accrued charges       (163)       56        6     (115)    (216)

    Other net current assets and liabilities       3      (6)     (12)      (12)     (27)

  Payments for workforce reductions             (49)     (40)     (39)      (41)    (169)

  Other                                         (56)     (49)       12      (53)    (146)
                                             ---------------------------------------------
  Cash provided from operating activities        105      487      315       714    1,621

INVESTING ACTIVITIES

  Net additions to properties                  (140)    (296)    (300)     (322)  (1,058)

  Proceeds (costs) from disposal
    of properties                                  5       10       13        23       51

  Acquisition of Wisconsin Central

    Transportation Corporation                     -        -        -   (1,278)  (1,278)

  Other                                          107        5        -         -      112

  Cash used by investing activities             (28)    (281)    (287)   (1,577)  (2,173)

  Dividends paid                                (38)     (37)     (38)      (37)    (150)

FINANCING ACTIVITIES

  Issuance of long-term debt                     268      236    2,034     1,477    4,015

  Issuance of convertible preferred securities     -        -        -         -        -

  Reduction of long-term debt                  (312)    (430)  (1,231)   (1,363)  (3,336)

  Issuance of common shares                       30       15        7         9       61

  Repurchase of common shares                      -        -        -         -        -

  Cash provided from (used by)
    financing activities                        (14)    (179)      810       123      740

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                25     (10)      800     (777)       38

  Cash and cash equivalents, beginning
    of period                                     15       40       30       830       15
                                             ---------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                 $ 40     $ 30    $ 830      $ 53     $ 53
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

CERTAIN OF THE 1999 AND 2000 COMPARATIVE FIGURES HAVE BEEN RECLASSIFIED IN ORDER TO BE CONSISTENT WITH 2001 PRESENTATION.


                                                    2002 Investor Fact Book  65



CANADIAN NATIONAL RAILWAY COMPANY                                                                        QUARTERLY STATISTICAL DATA
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------


                                                           1999                                           2000

                                         Q1        Q2       Q3       Q4      YEAR       Q1        Q2       Q3        Q4     YEAR
                                    ----------------------------------------------------------------------------------------------
DIESEL FUEL
  Consumption
  (MILLIONS U.S. GALLONS)                83        82       79       86       330       91        83       81        86      341
  Average price
    ($ PER U.S. GALLON)               $0.76     $0.79    $0.88    $1.05     $0.87    $1.18     $1.19    $1.21     $1.38    $1.24

ACTIVE RAIL EMPLOYEES
  At end of period                   23,104    24,577   23,659   21,563    21,563   21,953    22,987   22,944    21,378   21,378
  Average                            22,839    24,177   24,121   22,656    23,493   21,825    22,603   23,103    22,276   22,457

BAD ORDER RATIO (%)
  Locomotives                           8.1       6.6      6.1      6.4       6.8      6.6       6.0      5.5       6.0      6.0
  Cars (2)                              5.4       5.4      5.4      5.4       5.4      5.7       4.6      5.0       4.9      5.1

SAFETY
  FRA reportable accidents
    (PER MILLION TRAIN MILES)           2.3       2.5      2.6      1.5       2.2      2.4       2.8      1.5       1.7      2.1
  FRA reportable injuries
    (PER 200,000 PERSON HOURS)          7.4       7.2      7.0      7.5       7.3      6.4       5.8      5.1       4.8      5.5

OTHER
  Gross ton-miles (BILLIONS)           65.5      69.1     67.7     72.2     274.5     73.6      70.7     71.2      72.7    288.2
  Route miles (END OF PERIOD)        16,543    16,005   15,836   15,777    15,777   15,673    15,649   15,655    15,532   15,532
  GTMs per route mile (MILLIONS)        4.0       4.3      4.3      4.6      17.4      4.7       4.5      4.5       4.7     18.6
  GTMs per active
    employee (MILLIONS) (3)             2.9       2.9      2.8      3.2      11.7      3.4       3.1      3.1       3.3     12.8
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------






                                                        2001(1)

                                        Q1        Q2       Q3       Q4      YEAR
                                    --------------------------------------------
DIESEL FUEL
  Consumption
  (MILLIONS U.S. GALLONS)                93       87        81       90      351
  Average price
    ($ PER U.S. GALLON)               $1.42    $1.30     $1.28    $1.31    $1.35

ACTIVE RAIL EMPLOYEES
  At end of period                   21,009   22,817    22,410   22,868   22,868
  Average                            21,222   22,499    22,646   23,839   22,668

BAD ORDER RATIO (%)
  Locomotives                           6.8      6.4       6.0      6.3      6.4
  Cars (2)                              6.5      5.4       5.6      5.5      5.7

SAFETY
  FRA reportable accidents
    (PER MILLION TRAIN MILES)           1.7      2.0       1.7      2.5      2.0
  FRA reportable injuries
    (PER 200,000 PERSON HOURS)          4.5      4.0       4.2      4.2      4.4

OTHER
  Gross ton-miles (BILLIONS)           74.4     73.1      69.4     77.0    293.9
  Route miles (END OF PERIOD)        15,510   15,479    15,476   17,986   17,986
  GTMs per route mile (MILLIONS)        4.8      4.7       4.5      4.3     16.3
  GTMs per active
    employee (MILLIONS) (3)             3.5      3.2       3.1      3.2     13.0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


(1)   INCLUDES WISCONSIN CENTRAL TRANSPORTATION CORPORATION FROM OCTOBER 9,
2001.

(2)   1999 FIGURES EXCLUDE ILLINOIS CENTRAL CORPORATION

(3)   BASED ON AVERAGE NUMBER OF EMPLOYEES


66   Canadian National

                   Financial and Statistical Data - Pro Forma


APPENDIX



                                                   2002 Investor Fact Book   67




CANADIAN NATIONAL RAILWAY COMPANY                                         QUARTERLY CONSOLIDATED STATEMENT OF INCOME - PRO FORMA(1)
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS




                                                           1999                                           2000

                                         Q1        Q2       Q3        Q4     YEAR        Q1       Q2       Q3        Q4     YEAR
                                      ---------------------------------------------------------------------------------------------
REVENUES
  Petroleum and chemicals                $244      $235     $236      $243     $958      $239     $236     $246      $257     $978
  Metals and minerals                     119       130      139       124      512       120      131      131       113      495
  Forest products                         297       309      307       297    1,210       307      309      309       312    1,237
  Coal                                    117       104      105       101      427        91       93       86        84      354
  Grain and fertilizers                   265       266      258       330    1,119       330      264      278       320    1,192
  Intermodal                              194       210      214       215      833       215      229      247       254      945
  Automotive                              118       123      103       140      484       148      153      118       141      560
  Other items                              45        53       47        67      212        52       52       51        45      200
                                      ---------------------------------------------------------------------------------------------
  TOTAL REVENUES                        1,399     1,430    1,409     1,517    5,755     1,502    1,467    1,466     1,526    5,961

OPERATING EXPENSES
  Labor and fringe benefits               445       414      404       409    1,672       434      404      397       417    1,652
  Purchased services                      159       140      147       173      619       152      145      152       141      590
  Depreciation and amortization           132       130      134       127      523       141      137      141       143      562
  Fuel                                     74        78       80       106      338       120      114      114       140      488
  Equipment rents                          90        96       84        86      356        78       78       79        75      310
  Material                                 71        57       51        62      241        71       50       53        53      227
  Operating taxes                          49        40       49        40      178        43       45       40        33      161
  Casualty and other                       52        43       51        66      212        50       37       35        41      163
  Special charge                            -         -        -         -        -         -        -        -         -        -
                                      ---------------------------------------------------------------------------------------------
  TOTAL OPERATING EXPENSES              1,072       998    1,000     1,069    4,139     1,089    1,010    1,011     1,043    4,153
                                      ---------------------------------------------------------------------------------------------
OPERATING INCOME                          327       432      409       448    1,616       413      457      455       483    1,808

  Interest expense                      (105)     (103)    (102)      (97)    (407)     (100)    (104)    (106)     (105)    (415)
  Other income (loss)                      19        11       32        13       75        93       13       18        14      138
                                      ---------------------------------------------------------------------------------------------
  Income before income taxes and
    cumulative effect of changes
    in accounting policy                  241       340      339       364    1,284       406      366      367       392    1,531

  Income tax (expense)                   (92)     (130)    (128)     (135)    (485)     (144)    (135)    (137)     (144)    (560)

  Income before cumulative effect
    of changes in accounting policy       149       210      211       229      799       262      231      230       248      971

  Cumulative effect of changes
    in accounting policy                    5         -        -         -        5         -        -        -         -        -

NET INCOME                               $154      $210     $211      $229     $804      $262     $231     $230      $248     $971
                                      ---------------------------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------------------------
OPERATING RATIO
  (EXCLUDING SPECIAL CHARGE)            76.6%     69.8%    71.0%     70.5%    71.9%     72.5%    68.8%    69.0%     68.3%    69.7%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Pro forma diluted eps                   $0.79     $1.07    $1.02     $1.10    $4.00     $1.28    $1.15    $1.16     $1.26    $4.84
Pro forma diluted eps,                  $0.77     $1.07    $1.02     $1.10    $3.97     $1.00    $1.15    $1.16     $1.26    $4.56
  excluding non-recurring items




                                                           2001

                                          Q1       Q2        Q3       Q4      YEAR
                                      ---------------------------------------------
REVENUES
  Petroleum and chemicals                $254     $234      $248     $258      $994
  Metals and minerals                     120      144       149      129       542
  Forest products                         306      329       319      319     1,273
  Coal                                     92       96        87       86       361
  Grain and fertilizers                   336      290       267      312     1,205
  Intermodal                              244      251       252      246       993
  Automotive                              127      139       108      146       520
  Other items                              57       50        40       55       202
                                      ---------------------------------------------
  TOTAL REVENUES                        1,536    1,533     1,470    1,551     6,090

OPERATING EXPENSES
  Labor and fringe benefits               425      415       395      446     1,681
  Purchased services                      146      141       129      119       535
  Depreciation and amortization           142      141       143      139       565
  Fuel                                    155      132       122      110       519
  Equipment rents                          83       83        77       89       332
  Material                                 73       58        47       32       210
  Operating taxes                          46       39        36       43       164
  Casualty and other                       50       36        34       49       169
  Special charge                            -       98         -        -        98
                                      ---------------------------------------------
  TOTAL OPERATING EXPENSES              1,120    1,143       983    1,027     4,273
                                      ---------------------------------------------
OPERATING INCOME                          416      390       487      524     1,817

  Interest expense                      (107)    (104)      (99)     (97)     (407)
  Other income (loss)                     118     (80)        19       32        89
                                      ---------------------------------------------
  Income before income taxes and
    cumulative effect of changes
    in accounting policy                  427      206       407      459     1,499

  Income tax (expense)                  (145)       30     (132)    (162)     (409)

  Income before cumulative effect
    of changes in accounting policy       282      236       275      297     1,090

  Cumulative effect of changes
    in accounting policy                    -        -         -        -         -

NET INCOME                               $282     $236      $275     $297    $1,090
                                      ---------------------------------------------
                                      ---------------------------------------------
OPERATING RATIO
  (EXCLUDING SPECIAL CHARGE)            72.9%    68.2%     66.9%    66.2%     68.6%
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Pro forma diluted eps                   $1.43    $1.19     $1.38    $1.49     $5.48
Pro forma diluted eps,                  $1.07    $1.30     $1.32    $1.49     $5.17
  excluding non-recurring items


(1) 1999, 2000 AND 2001 FIGURES HAVE BEEN PRESENTED ON A PRO FORMA BASIS TO INCLUDE WISCONSIN CENTRAL TRANSPORTATION CORPORATION.


68   Canadian National



CANADIAN NATIONAL RAILWAY COMPANY                                                 QUARTERLY SUPLEMENTARY INFORMATION - PRO FORMA(1)
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------


                                                        1999                                           2000

                                      Q1       Q2        Q3       Q4      YEAR       Q1        Q2       Q3       Q4      YEAR
                                  -------------------------------------------------------------------------------------------------
REVENUE TON MILES

MILLIONS

  Petroleum and chemicals           6,218    6,278     6,342    6,533    25,371    6,475     6,346    6,632    6,605    26,058
  Metals and minerals               2,955    3,377     3,420    3,066    12,818    3,129     3,364    3,030    2,628    12,151
  Forest products                   7,351    7,896     7,749    7,916    30,912    7,944     8,264    8,160    7,779    32,147
  Coal                              5,173    5,127     4,826    4,864    19,990    4,497     4,379    4,257    3,929    17,062
  Grain and fertilizers             9,201    9,320     9,164   12,044    39,729   12,223     9,689   10,182   11,265    43,359
  Intermodal                        5,153    5,822     5,926    5,934    22,835    5,940     6,329    6,727    6,698    25,694
  Automotive                          650      710       612      765     2,737      848       869      670      781     3,168
                                  -------------------------------------------------------------------------------------------------
  TOTAL                            36,701   38,530    38,039   41,122   154,392   41,056    39,240   39,658   39,685   159,639
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

CARLOADS

THOUSANDS

  Petroleum and chemicals             134      131       132      136       533      138       136      138      139       551
  Metals and minerals                 105      129       125      117       476      101       123      118       97       439
  Forest products                     151      156       153      148       608      156       157      153      151       617
  Coal                                146      143       150      156       595      143       137      147      138       565
  Grain and fertilizers               135      141       140      164       580      158       136      148      157       599
  Intermodal                          240      263       273      274     1,050      279       292      306      300     1,177
  Automotive                           78       82        70       80       310       88        87       71       80       326
                                  -------------------------------------------------------------------------------------------------
  TOTAL                               989    1,045     1,043    1,075     4,152    1,063     1,068    1,081    1,062     4,274
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------




                                                         2001

                                       Q1        Q2       Q3        Q4     YEAR
                                  ---------------------------------------------
REVENUE TON MILES

MILLIONS

  Petroleum and chemicals           6,699     6,039    6,484     6.984   26,206
  Metals and minerals               3,214     3,527    3,448     3,141   13,330
  Forest products                   7,895     8,384    8,052     8,038   32,369
  Coal                              4,263     4,381    4,153     3,819   16,616
  Grain and fertilizers            12,708    10,736    9,183    10,821   43,448
  Intermodal                        6,482     6,823    6,535     6,579   26,419
  Automotive                          712       781      660       737    2,890
                                  ---------------------------------------------
  TOTAL                            41,973    40,671   38,515    40,119  161,278
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

CARLOADS

THOUSANDS

  Petroleum and chemicals             144       131      135       138      548
  Metals and minerals                  95       113      120        96      424
  Forest products                     154       155      147       146      602
  Coal                                148       137      135       127      547
  Grain and fertilizers               160       152      143       156      611
  Intermodal                          287       296      288       276    1,147
  Automotive                           75        79       70        81      305
                                  ---------------------------------------------
  TOTAL                             1,063     1,063    1,038     1,020    4,184
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


(1) 1999, 2000 AND 2001 FIGURES HAVE BEEN PRESENTED ON A PRO FORMA BASIS TO INCLUDE WISCONSIN CENTRAL TRANSPORTATION CORPORATION.




                                                   2002 Investor Fact Book   69




CANADIAN NATIONAL RAILWAY COMPANY                                       QUARTERLY SUPPLEMENTARY INFORMATION - PRO FORMA(1)
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------




                                                          1999                                                     2000

                                         Q1       Q2       Q3        Q4     YEAR        Q1       Q2        Q3       Q4      YEAR
                                    ---------------------------------------------------------------------------------------------

FREIGHT REVENUE/RTM (CENTS)

  Petroleum and chemicals              3.92     3.74     3.72      3.72     3.78      3.69     3.72      3.71     3.89      3.75
  Metals and minerals                  4.03     3.85     4.06      4.04     3.99      3.84     3.89      4.32     4.30      4.07
  Forest products                      4.04     3.91     3.96      3.75     3.91      3.86     3.74      3.79     4.01      3.85
  Coal                                 2.26     2.03     2.18      2.08     2.14      2.02     2.12      2.02     2.14      2.07
  Grain and fertilizers                2.88     2.85     2.82      2.74     2.82      2.70     2.72      2.73     2.84      2.75
  Intermodal                           3.76     3.61     3.61      3.62     3.65      3.62     3.62      3.67     3.79      3.68
  Automotive                          18.15    17.32    16.83     18.30    17.68     17.45    17.61     17.61    18.05     17.68

  TOTAL                                3.69     3.57     3.58      3.53     3.59      3.53     3.61      3.57     3.73      3.61
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

FREIGHT REVENUE/CARLOAD (DOLLARS)

  Petroleum and chemicals             1,821    1,794    1,788     1,787    1,797     1,732    1,735     1,783    1,849     1,775
  Metals and minerals                 1,133    1,008    1,112     1,060    1,076     1,188    1,065     1,110    1,165     1,128
  Forest products                     1,967    1,981    2,007     2,007    1,990     1,968    1,968     2,020    2,066     2,005
  Coal                                  801      727      700       647      718       636      679       585      609       627
  Grain and fertilizers               1,963    1,887    1,843     2,012    1,929     2,089    1,941     1,878    2,038     1,990
  Intermodal                            808      798      784       785      793       771      784       807      847       803
  Automotive                          1,513    1,500    1,471     1,750    1,561     1,682    1,759     1,662    1,763     1,718

  TOTAL                               1,369    1,318    1,306     1,349    1,335     1,364    1,325     1,309    1,395     1,348
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------




                                                          2001

                                         Q1        Q2       Q3       Q4      YEAR
                                     --------------------------------------------

FREIGHT REVENUE/RTM (CENTS)

  Petroleum and chemicals              3.79      3.87     3.82     3.69      3.79
  Metals and minerals                  3.73      4.08     4.32     4.11      4.07
  Forest products                      3.88      3.92     3.96     3.97      3.93
  Coal                                 2.16      2.19     2.09     2.25      2.17
  Grain and fertilizers                2.64      2.70     2.91     2.88      2.77
  Intermodal                           3.76      3.68     3.86     3.74      3.76
  Automotive                          17.84     17.80    16.36    19.81     17.99

  TOTAL                                3.52      3.65     3.71     3.73      3.65
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

FREIGHT REVENUE/CARLOAD (DOLLARS)

  Petroleum and chemicals             1,764     1,786    1,837    1,870     1,814
  Metals and minerals                 1,263     1,274    1,242    1,344     1,278
  Forest products                     1,987     2,123    2,170    2,185     2,115
  Coal                                  622       701      644      677       660
  Grain and fertilizers               2,100     1,908    1,867    2,000     1,972
  Intermodal                            850       848      875      891       866
  Automotive                          1,693     1,759    1,543    1,802     1,705

  TOTAL                               1,391     1,395    1,378    1,467     1,407
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------


(1) 1999, 2000 AND 2001 FIGURES HAVE BEEN PRESENTED ON A PRO FORMA BASIS TO INCLUDE WISCONSIN CENTRAL TRANSPORTATION CORPORATION.



70   Canadian National



CANADIAN NATIONAL RAILWAY COMPANY                                                QUARTERLY STATISTICAL DATA - PRO FORMA(1)
UNAUDITED
-----------------------------------------------------------------------------------------------------------------------------------


                                                           1999                                  2000

                                         Q1        Q2       Q3       Q4      YEAR       Q1        Q2       Q3        Q4     YEAR
                                   ------------------------------------------------------------------------------------------------

DIESEL FUEL

  Consumption
  (MILLIONS U.S. GALLONS)                91        90       86       95       362       99        90       88        94      371
  Average price
    ($ PER U.S. GALLON)               $0.77     $0.80    $0.89    $1.06     $0.88    $1.18     $1.20    $1.21     $1.37    $1.24

ACTIVE RAIL EMPLOYEES
  At end of period                   25,286    26,933   26,017   23,793    23,793   24,152    25,339   25,252    23,558   23,558
  Average                            25,007    26,484   26,484   24,950    25,778   24,018    24,918   25,422    24,507   24,719

BAD ORDER RATIO (%)
  Locomotives                           8.3       6.9      6.4      7.0       7.2      6.9       6.3      5.9       6.4      6.4
  Cars (2)                              4.8       4.8      4.7      4.7       4.7      5.1       4.2      4.6       4.5      4.6

SAFETY
  FRA reportable accidents
    (PER MILLION TRAIN MILES)           2.9       2.8      2.8      2.0       2.6      3.1       3.3      2.0       1.9      3.1
  FRA reportable injuries
    (PER 200,000 PERSON HOURS)          7.0       6.9      6.7      7.2       7.0      6.2       5.7      4.9       4.7      5.7

OTHER
  Gross ton-miles (BILLIONS)           70.1      74.0     72.4     77.7     294.2     78.3      75.3     75.7      77.0    306.3
  Route miles (END OF PERIOD)        19,111    18,500   18,331   18,272    18,272   18,168    18,144   18,122    17,999   17,999
  GTMs per route mile (MILLIONS)        3.7       4.0      3.9      4.3      16.1      4.3       4.2      4.2       4.3     17.0
  GTMs per active
    employee (MILLIONS) (3)             2.8       2.8      2.7      3.1      11.4      3.3       3.0      3.0       3.1     12.4
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------




                                                          2001

                                         Q1       Q2        Q3       Q4     YEAR
                                    --------------------------------------------

DIESEL FUEL

  Consumption
  (MILLIONS U.S. GALLONS)               101       93        87       91      372
  Average price
    ($ PER U.S. GALLON)               $1.43    $1.31     $1.30    $1.31    $1.36

ACTIVE RAIL EMPLOYEES
  At end of period                   23,110   25,010    24,561   22,868   22,868
  Average                            23,321   24,676    24,814   23,843   24,280

BAD ORDER RATIO (%)
  Locomotives                           7.2      6.5       6.1      6.3      6.5
  Cars (2)                              5.9      5.0       5.2      5.5      5.4

SAFETY
  FRA reportable accidents
    (PER MILLION TRAIN MILES)           1.9      2.4       2.1      2.5      2.2
  FRA reportable injuries
    (PER 200,000 PERSON HOURS)          4.5      4.0       4.2      4.2      4.4

OTHER
  Gross ton-miles (BILLIONS)           79.2     77.7      74.0     77.5    308.4
  Route miles (END OF PERIOD)        17,977   17,946    17,943   17,986   17,986
  GTMs per route mile (MILLIONS)        4.4      4.3       4.1      4.3     17.1
  GTMs per active
    employee (MILLIONS) (3)             3.4      3.1       3.0      3.3     12.7
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


(1) 1999, 2000 AND 2001 FIGURES HAVE BEEN PRESENTED ON A PRO FORMA BASIS TO INCLUDE WISCONSIN CENTRAL TRANSPORTATION CORPORATION.

(2) 1999 FIGURES EXCLUDE ILLINOIS CENTRAL CORPORATION.

(3) BASED ON AVERAGE NUMBER OF EMPLOYEES.



                                                   2002 Investor Fact Book   71

DAVID G.A. MCLEAN                  SENIOR EXECUTIVE OFFICERS
Chairman of the Board

PAUL M. TELLIER                    TULLIO CEDRASCHI
President and                      President and
Chief Executive Officer            Chief Executive Officer
                                   CN Investment Division

E. HUNTER HARRISON                 LES DAKENS
Executive Vice-President and       Senior Vice-President
Chief Operating Officer            Corporate Services

                                   SEAN FINN
                                   Senior Vice-President,
                                   Chief Legal Officer and
                                   Corporate Secretary

                                   JAMES M. FOOTE
                                   Executive Vice-President
                                   Sales and Marketing

                                   WILLIAM J. FOX
                                   Senior Vice-President
                                   Public Affairs

                                   KEITH L. HELLER
                                   Senior Vice-President
                                   Eastern Canada Division

                                   JACK T. MCBAIN
                                   Senior Vice-President
                                   Operations

                                   CLAUDE MONGEAU
                                   Executive Vice-President and
                                   Chief Financial Officer

                                   ROBERT E. NOORIGIAN
                                   Vice-President
                                   Investor Relations


CORPORATE INFORMATION


72   Canadian National

BOARD OF DIRECTORS                            MICHAEL R. ARMELLINO
                                              Retired Partner
                                              The Goldman Sachs Group
DAVID G. A. MCLEAN, O.B.C., LL.D.             New York, NY
Chairman of the Board                         COMMITTEES: 1, 2, 4, 6, 7*
Canadian National Railway
Company                                       PURDY CRAWFORD, O.C., Q.C., LL.D.
Chairman and                                  Chairman
Chief Executive Officer                       AT&T Canada Corp. and Counsel
The McLean Group                              Osler, Hoskin & Harcourt
Vancouver, BC                                 Toronto, ON
COMMITTEES: 2*, 3, 4, 5, 6, 7                 COMMITTEES: 2, 5*, 6, 7

PAUL M. TELLIER, P.C., C.C., Q.C., LL.D.      J. V. RAYMOND CYR, O.C., LL.D.
President and                                 Chairman
Chief Executive Officer                       Poly Valor Inc.
Canadian National Railway                     Montreal, QC
Company                                       COMMITTEES: 1, 4*, 5, 6, 7
Montreal, QC
COMMITTEES: 3*, 7                             AMBASSADOR GORDON D. GIFFIN
                                              Vice Chairman
E. HUNTER HARRISON                            Long, Aldridge & Norman
Executive Vice-President and                  Atlanta, GA
Chief Operating Officer                       COMMITTEES: 1, 2, 7
Canadian National Railway
Company                                       JAMES K. GRAY, O.C., LL.D.
Burr Ridge, IL                                Corporate Director and
COMMITTEE: 7                                  Former Chairman and
                                              Chief Executive Officer
                                              Canadian Hunter
                                              Exploration Ltd.
                                              Calgary, AB
                                              COMMITTEES: 1, 2, 4, 7



                                                   2002 Investor Fact Book   73

EDITH E. HOLIDAY                             ROBERT PACE
Attorney and Corporate Director              President and
Former General Counsel                       Chief Executive Officer
United States Treasury                       The Pace Group
Department and                               Halifax, NS
Secretary of the Cabinet                     COMMITTEES: 1*, 2, 6, 7
The White House
Washington, DC                               CEDRIC E. RITCHIE, O.C., LL.D.
COMMITTEES: 1, 6, 7                          Corporate Director and
                                             Former Chairman
MAUREEN KEMPSTON DARKES,                     and Chief Executive Officer
O.C., D. COMM., LL.D.                        The Bank of Nova Scotia
Group Vice-President                         Toronto, ON
General Motors Corporation                   COMMITTEES: 1, 2, 5, 6, 7
and President Latin America,
Africa and Middle East                       COMMITTEES:
Miramar, FL
COMMITTEES: 2, 5, 7                          1. Audit and finance
                                             2. Corporate governance
GILBERT H. LAMPHERE                          3. Donations
Private investor and former                  4. Environment, safety and security
Chairman of the Board                        5. Human resources
Illinois Central Corporation                 6. Investment
New York, NY                                 7. Strategic planning
COMMITTEES: 1, 4, 5, 7
                                             * DENOTES CHAIRMAN OF THE
                                             COMMITTEE
DENIS LOSIER
President and Chief Executive
Officer
Assumption Life
Moncton, NB
COMMITTEES: 1, 4, 5, 7

THE HONORABLE EDWARD C.
LUMLEY, P.C., LL.D.
Vice-Chairman
BMO Nesbitt Burns
South Lancaster, ON
COMMITTEES: 4, 5, 6*, 7



74   Canadian National

ANNUAL MEETING

CN's 2002 annual meeting of shareholders will be held on April 16, 2002, at 10:30 a.m. (Atlantic Time) at the World Trade and Convention Centre in Halifax, Nova Scotia.

The company's 2001 annual meeting of shareholders was held on Tuesday, April 17, 2001, at the Hyatt Regency, in Vancouver, British Columbia.

ANNUAL INFORMATION FORM
The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway
Company
935 de La Gauchetiere Street West
16th Floor
Montreal, Quebec
H3B 2M9

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company
of Canada

CO-TRANSFER AGENT AND
CO-REGISTRAR
Computershare Trust Company
of New York
88 Pine Street
19th Floor
New York, NY 10005
Telephone: (212) 701-7600 or
1-800-245-7630

DIVIDENDS
CN paid a quarterly dividend on its common stock at a current rate of $0.195 per share for each quarter of 2001. On January 22, 2002, CN announced a first quarter 2002 dividend of $0.215, a 10% increase over the previous dividend rate.

U.S. CASH DIVIDENDS
Shareholders wishing to receive dividends in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-332-0095 or (514) 982-7800

STOCK EXCHANGES
CN's common shares are listed on the Toronto and New York stock exchanges.

TICKER SYMBOLS
CNR (Toronto Stock Exchange) CNI  (New York Stock Exchange)

INVESTOR RELATIONS
Robert Noorigian
Vice-President
Investor Relations

Mark Wallace
Director
Investor Relations

Telephone: 1-800-319-9929
(514) 399-6175

SHAREHOLDER SERVICES
Shareholders having inquiries concerning their shares or wishing to obtain information about CN should contact:

Computershare Trust Company
of Canada
P.O. Box 1542
Station B
Montreal, Quebec
H3B 3L2

HEAD OFFICE
Canadian National Railway
Company
935 de La Gauchetiere Street West
Montreal, Quebec
H3B 2M9
Telephone: (514) 399-5966
Fax: (514) 399-8516

P.O. Box 8100
Montreal, Quebec
H3C 3N4

www.cn.ca

SHAREHOLDER AND INVESTOR INFORMATION


                                                   2002 Investor Fact Book   75

76   Canadian National

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